04033774

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Greenwich Capital Acceptance, Inc.
(Exact Name of Registrant as Specified in Charter)

0000826219
(Registrant CIK Number)

Form 8-K for June 30, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-111379-01
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUL 01 2004
THOMSON
FINANCIAL

111402
Thornburg 2004-2
Form SE (Computational Materials)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREENWICH CAPITAL ACCEPTANCE, INC.,

By: ______________________

Name: Shakti Radhakishun

Title: Vice President

Dated: 6/30/04

Exhibit Index

IN ACCORDANCE WITH RULE 311H OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

THORNBURG MORTGAGE SECURITIES TRUST 2004-2

Mortgage Loan Pass-Through Certificates, Series 2004-2

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Thornburg 2004-2 Inv Req
7/01/04 TAPE

TOTAL CURRENT BALANCE:	160,344,360.57		
TOTAL ORIGINAL BALANCE:	161,917,995.00		
NUMBER OF LOANS:	62		
		Minimum	**Maximum**
AVG CURRENT BALANCE:	$2,586,199.36	$494,687.50	$5,200,000.00
AVG ORIGINAL LOAN AMOUNT:	$2,611,580.56	$1,920,000.00	$5,200,000.00
WAVG ORIGINAL LTV:	60.87 %	34.78	100.00 %
WAVG EFFECTIVE LTV::	59.08 %	34.78	77.04 %
WAVG BO FICO SCORE:	733	0	805
WAVG IO ORIG TERM:	109 months	0	120 months

TOP STATE CONCENTRATIONS ($): 34.20 % California, 16.07 % Colorado, 14.13 % Florida
MAXIMUM ZIP CODE CONCENTRAT: 7.28 % 06830 (Greenwich, CT)

IO ORIG TERM:				
0	11,139,386.65	6.95	4	6.45
36	4,500,000.00	2.81	2	3.23
60	20,660,042.18	12.88	7	11.29
120	124,044,931.74	77.36	49	79.03
TOTAL	160,344,360.57	100.00	62	100.00

ORIGINAL LTV:				
34.78 - 35.00	1,999,995.00	1.25	1	1.61
35.01 - 40.00	12,881,950.00	8.03	5	8.06
40.01 - 45.00	9,884,000.00	6.16	4	6.45
45.01 - 50.00	5,420,000.00	3.38	2	3.23
50.01 - 55.00	21,495,913.82	13.41	8	12.90
55.01 - 60.00	25,157,127.18	15.69	9	14.52
60.01 - 65.00	28,068,487.84	17.51	13	20.97
65.01 - 70.00	29,288,449.99	18.27	13	20.97
70.01 - 75.00	8,197,950.92	5.11	3	4.84
75.01 - 80.00	8,808,015.24	5.49	2	3.23
80.01 - 85.00	4,642,470.58	2.90	1	1.61
95.01 - 100.00	4,500,000.00	2.81	1	1.61
TOTAL	160,344,360.57	100.00	62	100.00

EFFECTIVE LTV:				
34.78 - 35.00	1,999,995.00	1.25	1	1.61
35.01 - 40.00	12,881,950.00	8.03	5	8.06
40.01 - 45.00	9,884,000.00	6.16	4	6.45
45.01 - 50.00	5,420,000.00	3.38	2	3.23
50.01 - 55.00	26,138,384.40	16.30	9	14.52
55.01 - 60.00	25,157,127.18	15.69	9	14.52
60.01 - 65.00	32,568,487.84	20.31	14	22.58
65.01 - 70.00	29,288,449.99	18.27	13	20.97
70.01 - 75.00	8,197,950.92	5.11	3	4.84
75.01 - 77.04	8,808,015.24	5.49	2	3.23
TOTAL	160,344,360.57	100.00	62	100.00

BO FICO SCORE:				
<= 0	6,908,015.24	4.31	2	3.23
601 - 650	1,997,950.92	1.25	1	1.61
651 - 700	33,617,268.57	20.97	12	19.35
701 - 750	53,687,920.56	33.48	21	33.87
751 - 800	62,133,205.28	38.75	25	40.32
801 - 805	2,000,000.00	1.25	1	1.61
TOTAL	160,344,360.57	100.00	62	100.00

OCCUPANCY:				
Primary	124,805,125.56	77.84	50	80.65
Second Home	33,539,235.01	20.92	11	17.74
Investor	2,000,000.00	1.25	1	1.61
TOTAL	160,344,360.57	100.00	62	100.00

PROPERTY TYPE:				
Single Family	109,750,976.89	68.45	44	70.97
Planned Unit Development	25,334,441.14	15.80	9	14.52
Condominium	23,258,942.54	14.51	8	12.90
Two-Four Family	2,000,000.00	1.25	1	1.61
TOTAL	160,344,360.57	100.00	62	100.00

TOP FIFTY ZIP CODE	TOP FIFTY	CURRENT PRINCIPAL BAL	PCT($)	# OF LOANS	PCT(#)
06830	Greenwich, CT	11,670,000.00	7.28	4	6.45
33480	Palm Beach, FL	6,480,000.00	4.04	2	3.23
94027	Atherton, CA	6,272,439.68	3.91	3	4.84
94115	San Francisco, CA	5,996,042.18	3.74	2	3.23
34103	Naples, FL	5,200,000.00	3.24	1	1.61
33483	Gulf Stream, FL	5,000,000.00	3.12	1	1.61
80477	Steamboat Springs, CO	4,642,470.58	2.90	1	1.61
90049	Brentwood, CA	4,525,250.00	2.82	2	3.23
11932	Bridgehampton, NY	4,500,000.00	2.81	1	1.61
93953	Pebble Beach, CA	4,300,000.00	2.68	2	3.23
11976	Wtr Mill, NY	4,193,000.00	2.61	1	1.61
81611	Aspen, CO	3,999,945.00	2.49	2	3.23
90266	Manhattan Beach, CA	3,999,000.00	2.49	2	3.23
30305	Atlanta, GA	3,608,015.24	2.25	1	1.61
80503	Niwot, CO	3,600,000.00	2.25	1	1.61
90265	Malibu, CA	3,500,000.00	2.18	1	1.61
90027	Hollywood, CA	3,500,000.00	2.18	1	1.61
34108	Naples, FL	3,300,000.00	2.06	1	1.61
92679	Trabuco, CA	3,195,000.00	1.99	1	1.61
81620	Avon, CO	3,000,000.00	1.87	1	1.61
10021	New York, NY	2,884,000.00	1.80	1	1.61
11968	North Sea, NY	2,700,000.00	1.68	1	1.61
34134	Bonita Beach, FL	2,670,499.99	1.67	1	1.61
64113	Kansas City, MO	2,613,000.00	1.63	1	1.61
37205	Nashville, TN	2,600,000.00	1.62	1	1.61
10028	New York, NY	2,532,476.39	1.58	1	1.61
90210	Beverly Hills, CA	2,500,000.00	1.56	1	1.61
81632	Edwards, CO	2,405,000.00	1.50	1	1.61
90045	Los Angeles, CA	2,405,000.00	1.50	1	1.61
81435	Sawpit, CO	2,171,950.00	1.35	1	1.61
92660	Newport Beach, CA	2,162,719.78	1.35	1	1.61
19103	Philadelphia, PA	2,015,000.00	1.26	1	1.61
81055	Ojo, CO	2,000,000.00	1.25	1	1.61
94528	Diablo, CA	2,000,000.00	1.25	1	1.61
10025	New York, NY	2,000,000.00	1.25	1	1.61
29206	Columbia, SC	2,000,000.00	1.25	1	1.61
06831	Glenville, CT	2,000,000.00	1.25	1	1.61
93108	Montecito, CA	2,000,000.00	1.25	1	1.61
94123	San Francisco, CA	2,000,000.00	1.25	1	1.61
08006	Barnegat Light, NJ	2,000,000.00	1.25	1	1.61
80487	Steamboat Springs, CO	2,000,000.00	1.25	1	1.61
94062	Woodside, CA	1,999,291.67	1.25	1	1.61
94941	Muir Woods, CA	1,999,000.00	1.25	1	1.61
02116	Boston, MA	1,997,950.92	1.25	1	1.61
95030	Los Gatos, CA	1,989,570.86	1.24	1	1.61
78657	Marble Falls, TX	1,957,300.78	1.22	1	1.61
81657	Vail, CO	1,950,000.00	1.22	1	1.61
22101	McLean, VA	1,950,000.00	1.22	1	1.61
06878	Riverside, CT	1,933,750.00	1.21	1	1.61
84060	Park City, UT	1,932,000.00	1.20	1	1.61
TOTAL		159,849,673.07	99.69	61	98.39

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Thornburg 2004-2 Detailed FICO
7/01/04 TAPE

BO FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	4	8,457,486.92	0.78
561 - 570	1	117,000.00	0.01
591 - 600	1	232,739.54	0.02
601 - 610	1	215,100.00	0.02
611 - 620	5	3,557,793.09	0.33
621 - 630	5	5,633,950.92	0.52
631 - 640	4	1,131,479.20	0.10
641 - 650	24	10,872,959.95	1.01
651 - 660	45	18,821,604.30	1.74
661 - 670	49	24,527,421.10	2.27
671 - 680	85	48,807,205.06	4.52
681 - 690	90	48,358,864.17	4.48
691 - 700	99	49,180,284.89	4.56
701 - 710	118	66,569,394.03	6.17
711 - 720	129	70,409,594.33	6.52
721 - 730	158	79,067,892.87	7.33
731 - 740	170	81,216,108.09	7.53
741 - 750	174	82,135,811.17	7.61
751 - 760	188	96,459,323.71	8.94
761 - 770	209	107,634,395.24	9.97
771 - 780	219	103,108,982.47	9.55
781 - 790	203	93,688,379.33	8.68
791 - 800	117	50,333,408.21	4.66
801 - 810	51	23,042,568.99	2.14
811 - 817	14	5,608,937.53	0.52
Total	2,163	1,079,188,685.11	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Thornburg 2004-2 Loan Amount > 1,000,000
7/01/04 TAPE

TOTAL CURRENT BALANCE:	374,625,305		
TOTAL ORIGINAL BALANCE:	377,734,395		
NUMBER OF LOANS:	222		
		Minimum	**Maximum**
AVG CURRENT BALANCE:	$1,687,501.38	$494,687.50	$5,200,000.00
AVG ORIGINAL LOAN AMOUNT:	$1,701,506.28	$1,000,100.00	$5,200,000.00
WAVG ORIGINAL LTV:	63.38 %	21.57	100.00 %
WAVG EFFECTIVE LTV::	62.22 %	21.57	80.00 %
WAVG BO FICO SCORE:	738	0	811
WAVG IO ORIG TERM:	114 months	0	120 months

TOP STATE CONCENTRATIONS ($): 36.19 % California, 11.41 % Colorado, 10.52 % Florida
MAXIMUM ZIP CODE CONCENTRATIO 3.12 % 06830 (Greenwich, CT)

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
21.57 - 25.00	2	2,200,000.00	0.59
25.01 - 30.00	4	5,665,000.00	1.51
30.01 - 35.00	3	4,559,995.00	1.22
35.01 - 40.00	9	18,529,250.00	4.95
40.01 - 45.00	7	13,633,110.46	3.64
45.01 - 50.00	12	18,978,000.00	5.07
50.01 - 55.00	17	33,413,413.82	8.92
55.01 - 60.00	21	40,927,946.59	10.93
60.01 - 65.00	29	50,438,187.64	13.46
65.01 - 70.00	52	83,509,966.49	22.29
70.01 - 75.00	34	47,864,003.22	12.78
75.01 - 80.00	25	39,053,227.65	10.42
80.01 - 85.00	1	4,642,470.58	1.24
85.01 - 90.00	1	1,350,000.00	0.36
90.01 - 95.00	1	986,733.90	0.26
95.01 - 100.00	4	8,874,000.00	2.37
Total	222	374,625,305.35	100.00

EFFECTIVE LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
21.57 - 25.00	2	2,200,000.00	0.59
25.01 - 30.00	4	5,665,000.00	1.51
30.01 - 35.00	3	4,559,995.00	1.22
35.01 - 40.00	9	18,529,250.00	4.95
40.01 - 45.00	7	13,633,110.46	3.64
45.01 - 50.00	12	18,978,000.00	5.07
50.01 - 55.00	18	38,055,884.40	10.16
55.01 - 60.00	21	40,927,946.59	10.93
60.01 - 65.00	30	54,938,187.64	14.66
65.01 - 70.00	54	86,135,700.39	22.99
70.01 - 75.00	34	47,864,003.22	12.78
75.01 - 80.00	28	43,138,227.65	11.52
Total	222	374,625,305.35	100.00

BO FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	3	8,008,015.24	2.14
601 - 650	6	8,709,738.63	2.32
651 - 700	31	59,635,514.37	15.92
701 - 750	84	139,012,495.67	37.11
751 - 800	91	148,983,291.44	39.77
801 - 811	7	10,276,250.00	2.74
Total	222	374,625,305.35	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Arizona	2	3,169,300.00	0.85
California	84	135,582,193.41	36.19
Colorado	23	42,759,225.61	11.41
Connecticut	9	19,387,884.76	5.18
Delaware	1	1,462,500.00	0.39
District of Columbia	1	1,767,500.00	0.47
Florida	19	39,391,951.51	10.52
Georgia	3	5,866,315.24	1.57
Illinois	2	2,708,934.38	0.72
Maryland	2	2,480,000.00	0.66
Massachusetts	3	4,850,428.99	1.29
Michigan	4	5,558,521.61	1.48
Missouri	3	5,336,500.00	1.42
Nevada	2	3,398,000.00	0.91
New Hampshire	1	1,379,325.00	0.37
New Jersey	6	7,653,248.47	2.04
New Mexico	4	4,558,300.00	1.22
New York	20	38,183,316.54	10.19
North Carolina	3	3,420,000.00	0.91
Oregon	1	1,420,359.25	0.38
Pennsylvania	4	6,465,000.00	1.73
South Carolina	4	5,805,000.00	1.55
Tennessee	1	2,600,000.00	0.69
Texas	7	10,049,050.58	2.68
Utah	5	8,496,000.00	2.27
Virginia	6	8,146,250.00	2.17
Washington	2	2,730,200.00	0.73
Total	222	374,625,305.35	100.00

TOP FIFTY ZIP CODE	TOP FIFTY ZI]	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
06830 Greenwich, CT		4	11,670,000.00	3.12
90049 Brentwood, CA		5	9,725,671.88	2.60
94027 Atherton, CA		5	8,972,439.68	2.40
94115 San Francisco, CA		4	8,399,729.68	2.24
90266 Manhattan Beach, CA		4	6,988,000.00	1.87
84060 Park City, UT		4	6,746,000.00	1.80
94118 San Francisco, CA		5	6,634,500.00	1.77
34134 Bonita Beach, FL		4	6,570,499.99	1.75
33480 Palm Beach, FL		2	6,480,000.00	1.73
90210 Beverly Hills, CA		4	6,390,000.00	1.71
94022 Los Altos, CA		5	6,282,500.00	1.68
81632 Edwards, CO		4	6,008,300.00	1.60
34103 Naples, FL		1	5,200,000.00	1.39
90027 Hollywood, CA		2	5,085,000.00	1.36
33483 Gulf Stream, FL		1	5,000,000.00	1.33
92660 Newport Beach, CA		3	4,949,719.78	1.32
80503 Niwot, CO		2	4,850,000.00	1.29
81620 Avon, CO		2	4,820,000.00	1.29
34108 Naples, FL		2	4,720,000.00	1.26
80477 Steamboat Springs, CO		1	4,642,470.58	1.24
94123 San Francisco, CA		3	4,560,000.00	1.22
11932 Bridgehampton, NY		1	4,500,000.00	1.20
92679 Trabuco, CA		2	4,346,600.00	1.16
94941 Muir Woods, CA		3	4,312,550.69	1.15
93953 Pebble Beach, CA		2	4,300,000.00	1.15
10028 New York, NY		2	4,212,476.39	1.12
11976 Wtr Mill, NY		1	4,193,000.00	1.12
11968 North Sea, NY		2	4,100,000.00	1.09
81611 Aspen, CO		2	3,999,945.00	1.07
95030 Los Gatos, CA		2	3,889,570.86	1.04
81435 Sawpit, CO		2	3,671,950.00	0.98
30305 Atlanta, GA		1	3,608,015.24	0.96
90265 Malibu, CA		1	3,500,000.00	0.93
93108 Montecito, CA		2	3,500,000.00	0.93
22101 McLean, VA		2	3,490,000.00	0.93
81657 Vail, CO		2	3,311,750.00	0.88
75220 Dallas, TX		2	3,275,399.80	0.87
80487 Steamboat Springs, CO		2	3,100,000.00	0.83
94062 Woodside, CA		2	3,099,291.67	0.83
10011 New York, NY		2	2,898,750.00	0.77
10021 New York, NY		1	2,884,000.00	0.77
94025 Menlo Park, CA		2	2,774,454.72	0.74
22102 McLean, VA		2	2,762,500.00	0.74
64113 Kansas City, MO		1	2,613,000.00	0.70
37205 Nashville, TN		1	2,600,000.00	0.69
87501 Nambe, NM		2	2,554,000.00	0.68
32459 Santa Rosa Beach, FL		2	2,482,000.00	0.66
48236 Detroit, MI		2	2,446,733.90	0.65
29401 Charleston, SC		2	2,440,000.00	0.65
90045 Los Angeles, CA		1	2,405,000.00	0.64
Total		118	231,965,819.86	61.92

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Thornburg 2004-2 Low FICO < 600
7/01/04 TAPE

TOTAL Current Balance:	349,740		
TOTAL Original Balance:	349,740		
NUMBER OF LOANS:	2		
		Minimum	**Maximum**
AVG Current Balance:	$174,869.77	$117,000.00	$232,739.54
AVG Original Loan Amount:	$174,870.00	$117,000.00	$232,740.00
WAVG Gross Coupone:	3.709 %	3.500	4.125 %
WAVG Gross Margin:	1.293 %	1.000	1.875 %
WAVG Maximum Interest Rate:	9.044 %	8.500	10.125 %
WAVG Minimum Interest Rate:	1.293 %	1.000	1.875 %
WAVG Periodic Rate Cap:	2.000 %	2.000	2.000 %
WAVG First Rate Cap:	4.000 %	4.000	4.000 %
WAVG Original LTV:	93.33 %	90.00	95.00 %
WAVG Effective LTV::	93.33 %	90.00	95.00 %
WAVG Borrower FICO Score:	585	567	594
WAVG Original Term:	360 months	360	360 months
WAVG Remaining Term:	357 months	357	358 months
WAVG Seasoning:	3 months	2	3 months
WAVG Next Rate Reset:	33 months	33	34 months
WAVG Rate Adjustment Frequency:	12 months	12	12 months
WAVG First Rate Adjustment Fre:	36 months	36	36 months
WAVG PREPAY ORIG TERM:	0 months	0	0 months
WAVG PREPAY REM TERM:	0 months	0	0 months
WAVG IO ORIG TERM:	92 months	36	120 months
WAVG IO REM TERM:	89 months	34	117 months
TOP STATE CONCENTRATIONS ($):	66.55 % New Mexico, 33.45 % Missouri		
MAXIMUM ZIP CODE CONCENTRATION ($):	66.55 % 87507 (Santa Fe, NM)		
NOTE DATE:		Mar 02, 2004	Apr 15, 2004
FIRST PAY DATE:		May 01, 2004	Jun 01, 2004
RATE CHG DATE:		Apr 01, 2007	May 01, 2007
MATURE DATE:		Apr 01, 2034	May 01, 2034

CURRENT BALANCE:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cutoff Date**	**% of Aggregate Principal Balance Outstanding as of the Cutoff Date**
117,000 - 200,000	1	117,000.00	33.45
200,001 - 232,740	1	232,739.54	66.55
Total	2	349,739.54	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	2	349,739.54	100.00
Total	2	349,739.54	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
357 - 358	2	349,739.54	100.00
Total	2	349,739.54	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Planned Unit Development	1	232,739.54	66.55
Single Family	1	117,000.00	33.45
Total	2	349,739.54	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	2	349,739.54	100.00
Total	2	349,739.54	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	2	349,739.54	100.00
Total	2	349,739.54	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	2	349,739.54	100.00
Total	2	349,739.54	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
90.00 - 90.00	1	117,000.00	33.45
90.01 - 95.00	1	232,739.54	66.55
Total	2	349,739.54	100.00

EFFECTIVE LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
90.00 - 90.00	1	117,000.00	33.45
90.01 - 95.00	1	232,739.54	66.55
Total	2	349,739.54	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Missouri	1	117,000.00	33.45
New Mexico	1	232,739.54	66.55
Total	2	349,739.54	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3.500 - 3.500	1	232,739.54	66.55
4.001 - 4.125	1	117,000.00	33.45
Total	2	349,739.54	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.500 - 8.500	1	232,739.54	66.55
10.001 - 10.125	1	117,000.00	33.45
Total	2	349,739.54	100.00

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000 - 1.000	1	232,739.54	66.55
1.751 - 1.875	1	117,000.00	33.45
Total	2	349,739.54	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000 - 1.000	1	232,739.54	66.55
1.751 - 1.875	1	117,000.00	33.45
Total	2	349,739.54	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
3/1 Hybrid Arm IO	2	349,739.54	100.00
Total	2	349,739.54	100.00

INDEX CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1-Year LIBOR	2	349,739.54	100.00
Total	2	349,739.54	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
4.000	2	349,739.54	100.00
Total	2	349,739.54	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.000	2	349,739.54	100.00
Total	2	349,739.54	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2 - 3	2	349,739.54	100.00
Total	2	349,739.54	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
12	2	349,739.54	100.00
Total	2	349,739.54	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
36	2	349,739.54	100.00
Total	2	349,739.54	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
33 - 34	2	349,739.54	100.00
Total	2	349,739.54	100.00

BO FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
567 - 594	2	349,739.54	100.00
Total	2	349,739.54	100.00

IO FLAG:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Interest Only	2	349,739.54	100.00
Total	2	349,739.54	100.00

IO ORIG TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
36	1	117,000.00	33.45
120	1	232,739.54	66.55
Total	2	349,739.54	100.00

IO REM TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
34 - 36	1	117,000.00	33.45
109 - 117	1	232,739.54	66.55
Total	2	349,739.54	100.00

SERVICER:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Thornburg Mortgage Home Loans, Inc.	2	349,739.54	100.00
Total	2	349,739.54	100.00

PREPAY ORIG TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	2	349,739.54	100.00
Total	2	349,739.54	100.00

PREPAY REM TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	2	349,739.54	100.00
Total	2	349,739.54	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Thornburg 2004-2 Investment Prop Only
7/01/04 TAPE

		Minimum	Maximum
TOTAL Current Balance:	102,494,378		
TOTAL Original Balance:	102,648,885		
NUMBER OF LOANS:	396		
AVG Current Balance:	$258,824.19	$38,881.67	$2,000,000.00
AVG Original Loan Amount:	$259,214.36	$42,000.00	$2,000,000.00
WAVG Gross Coupone:	4.420 %	2.500	5.875 %
WAVG Gross Margin:	1.999 %	1.250	3.000 %
WAVG Maximum Interest Rate:	9.926 %	8.625	14.875 %
WAVG Minimum Interest Rate:	1.999 %	1.250	3.000 %
WAVG Periodic Rate Cap:	1.856 %	0.000	2.000 %
WAVG First Rate Cap:	4.286 %	0.000	6.000 %
WAVG Original LTV:	70.75 %	28.00	83.37 %
WAVG Effective LTV::	70.69 %	28.00	82.90 %
WAVG Borrower FICO Score:	743	633	817
WAVG Original Term:	361 months	360	480 months
WAVG Remaining Term:	358 months	330	477 months
WAVG Seasoning:	3 months	1	30 months
WAVG Next Rate Reset:	48 months	1	118 months
WAVG Rate Adjustment Frequency:	11 months	1	12 months
WAVG First Rate Adjustment Fre:	51 months	1	120 months
WAVG PREPAY ORIG TERM:	40 months	0	60 months
WAVG PREPAY REM TERM:	38 months	0	58 months
WAVG IO ORIG TERM:	114 months	0	120 months
WAVG IO REM TERM:	111 months	0	119 months
TOP STATE CONCENTRATIONS ($):	31.18 % California, 10.40 % Colorado, 9.32 % Florida		
MAXIMUM ZIP CODE CONCENTRATION ($):	2.39 % 95758 (Elk Grove, CA)		
NOTE DATE:		Dec 07, 2001	May 27, 2004
FIRST PAY DATE:		Feb 01, 2002	Jul 01, 2004
RATE CHG DATE:		Aug 01, 2004	May 01, 2014
MATURE DATE:		Jan 01, 2032	Apr 01, 2044

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
38,882 - 100,000	37	2,910,883.55	2.84
100,001 - 200,000	156	22,903,073.22	22.35
200,001 - 300,000	97	24,039,134.42	23.45
300,001 - 400,000	50	17,063,408.24	16.65
400,001 - 500,000	23	10,221,683.86	9.97
500,001 - 600,000	9	4,884,715.78	4.77
600,001 - 700,000	9	5,732,650.00	5.59
700,001 - 800,000	3	2,286,000.00	2.23
800,001 - 900,000	7	6,104,279.29	5.96
900,001 - 1,000,000	2	1,879,200.00	1.83
1,000,001 - 1,100,000	1	1,072,500.00	1.05
1,300,001 - 1,400,000	1	1,396,850.00	1.36
1,900,001 - 2,000,000	1	2,000,000.00	1.95
Total	396	102,494,378.36	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	393	101,698,412.58	99.22
480	3	795,965.78	0.78
Total	396	102,494,378.36	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
330 - 336	2	360,992.21	0.35
337 - 348	2	192,463.70	0.19
349 - 360	389	101,144,956.67	98.68
469 - 477	3	795,965.78	0.78
Total	396	102,494,378.36	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Single Family	177	51,064,108.09	49.82
Condominium	96	21,228,174.74	20.71
Planned Unit Development	74	16,937,527.13	16.53
Two-Four Family	47	12,616,817.96	12.31
Cooperative	2	647,750.44	0.63
Total	396	102,494,378.36	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Investor	396	102,494,378.36	100.00
Total	396	102,494,378.36	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	252	66,033,555.84	64.43
Rate/Term Refinance	121	27,080,990.00	26.42
Cash Out Refinance	23	9,379,832.52	9.15
Total	396	102,494,378.36	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	382	99,710,550.08	97.28
Stated Documentation	11	2,120,680.63	2.07
Streamline Documentation	2	411,147.65	0.40
No Ratio Documentation	1	252,000.00	0.25
Total	396	102,494,378.36	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
28.00 - 30.00	1	350,000.00	0.34
30.01 - 35.00	3	421,381.67	0.41
35.01 - 40.00	7	1,069,898.42	1.04
40.01 - 45.00	7	3,340,956.93	3.26
45.01 - 50.00	9	3,445,790.04	3.36
50.01 - 55.00	5	790,853.18	0.77
55.01 - 60.00	22	10,474,341.74	10.22
60.01 - 65.00	18	6,894,777.51	6.73
65.01 - 70.00	46	15,167,506.37	14.80
70.01 - 75.00	44	12,200,252.66	11.90
75.01 - 80.00	231	47,879,231.14	46.71
80.01 - 83.37	3	459,388.70	0.45
Total	396	102,494,378.36	100.00

EFFECTIVE LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
28.00 - 30.00	1	350,000.00	0.34
30.01 - 35.00	3	421,381.67	0.41
35.01 - 40.00	7	1,069,898.42	1.04
40.01 - 45.00	7	3,340,956.93	3.26
45.01 - 50.00	11	3,638,253.74	3.55
50.01 - 55.00	5	790,853.18	0.77
55.01 - 60.00	22	10,474,341.74	10.22
60.01 - 65.00	18	6,894,777.51	6.73
65.01 - 70.00	46	15,167,506.37	14.80
70.01 - 75.00	44	12,200,252.66	11.90
75.01 - 80.00	231	47,879,231.14	46.71
80.01 - 82.90	1	266,925.00	0.26
Total	396	102,494,378.36	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	3	638,000.00	0.62
Arizona	16	2,745,000.00	2.68
California	88	31,960,415.38	31.18
Colorado	43	10,655,872.29	10.40
Delaware	2	807,500.00	0.79
District of Columbia	4	1,038,353.39	1.01
Florida	37	9,553,833.08	9.32
Georgia	39	6,707,621.16	6.54
Hawaii	1	121,450.48	0.12
Illinois	4	525,308.76	0.51
Indiana	1	172,000.00	0.17
Iowa	1	121,500.00	0.12
Maine	1	158,400.00	0.15
Maryland	4	796,064.27	0.78
Massachusetts	3	697,092.21	0.68
Michigan	5	1,415,771.10	1.38
Mississippi	1	130,000.00	0.13
Missouri	2	443,300.00	0.43
Nevada	12	2,306,861.32	2.25
New Jersey	16	5,149,792.41	5.02
New Mexico	18	4,282,790.71	4.18
New York	4	2,264,000.44	2.21
North Carolina	10	3,474,972.41	3.39
Ohio	1	163,000.00	0.16
Oregon	2	193,913.33	0.19
Pennsylvania	3	579,963.52	0.57
Rhode Island	1	207,000.00	0.20
South Carolina	7	1,055,737.96	1.03
Tennessee	6	886,925.95	0.87
Texas	13	2,457,780.86	2.40
Utah	5	1,450,470.37	1.42
Vermont	1	216,000.00	0.21
Virginia	30	5,460,897.66	5.33
Washington	11	3,601,332.71	3.51
Wyoming	1	55,456.59	0.05
Total	396	102,494,378.36	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.500 - 2.500	2	154,975.95	0.15
2.501 - 2.750	2	977,750.00	0.95
2.751 - 3.000	6	1,635,853.39	1.60
3.001 - 3.250	14	2,734,491.83	2.67
3.251 - 3.500	19	4,651,408.54	4.54
3.501 - 3.750	18	4,386,350.98	4.28
3.751 - 4.000	50	13,073,541.15	12.76
4.001 - 4.250	47	10,281,447.35	10.03
4.251 - 4.500	71	21,584,001.24	21.06
4.501 - 4.750	67	17,265,267.42	16.85
4.751 - 5.000	41	10,062,242.42	9.82
5.001 - 5.250	29	7,710,866.04	7.52
5.251 - 5.500	19	4,704,734.71	4.59
5.501 - 5.750	8	2,476,407.35	2.42
5.751 - 5.875	3	795,039.99	0.78
Total	396	102,494,378.36	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.625 - 8.750	10	2,241,220.00	2.19
8.751 - 9.000	36	8,868,758.57	8.65
9.001 - 9.250	43	8,833,447.35	8.62
9.251 - 9.500	67	19,644,351.24	19.17
9.501 - 9.750	66	17,041,267.42	16.63
9.751 - 10.000	41	8,902,242.42	8.69
10.001 - 10.250	30	8,205,866.04	8.01
10.251 - 10.500	21	6,377,384.71	6.22
10.501 - 10.750	7	2,227,907.35	2.17
10.751 - 11.000	66	17,732,390.51	17.30
11.001 - 11.250	2	860,000.00	0.84
11.251 - 11.500	2	267,000.00	0.26
11.501 - 11.750	2	472,500.00	0.46
14.751 - 14.875	3	820,042.75	0.80
Total	396	102,494,378.36	100.00

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.250 - 1.250	2	154,975.95	0.15
1.501 - 1.750	4	1,224,528.81	1.19
1.751 - 2.000	306	76,264,409.98	74.41
2.001 - 2.250	42	10,081,221.41	9.84
2.251 - 2.500	40	14,335,642.21	13.99
2.501 - 2.750	1	172,000.00	0.17
2.751 - 3.000	1	261,600.00	0.26
Total	396	102,494,378.36	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.250 - 1.250	2	154,975.95	0.15
1.501 - 1.750	4	1,224,528.81	1.19
1.751 - 2.000	306	76,264,409.98	74.41
2.001 - 2.250	42	10,081,221.41	9.84
2.251 - 2.500	40	14,335,642.21	13.99
2.501 - 2.750	1	172,000.00	0.17
2.751 - 3.000	1	261,600.00	0.26
Total	396	102,494,378.36	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
5/1 Hybrid Arm IO	132	35,946,403.77	35.07
3/1 Hybrid Arm IO	89	23,905,093.72	23.32
Reg Arm IO	60	14,720,583.28	14.36
10/1 Hybrid Arm IO	16	6,673,350.43	6.51
5/1 Hybrid Arm	25	5,136,911.23	5.01
7/1 Hybrid Arm IO	18	4,295,400.17	4.19
3/1 Hybrid Arm	17	3,785,560.31	3.69
5/6 Hybrid Arm IO	15	2,941,546.87	2.87
3/6 Hybrid Arm IO	8	1,724,190.37	1.68
7/6 Hybrid Arm IO	4	1,384,863.70	1.35
Reg Arm	5	1,036,809.99	1.01
10/1 Hybrid Arm	3	488,594.96	0.48
5/6 Hybrid Arm	3	333,619.08	0.33
7/1 Hybrid Arm	1	121,450.48	0.12
Total	396	102,494,378.36	100.00

INDEX CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1-Year LIBOR	298	75,477,743.16	73.64
6-Month LIBOR	63	14,541,488.60	14.19
1-Year CMT	26	10,742,079.07	10.48
1-Month LIBOR	9	1,733,067.53	1.69
Total	396	102,494,378.36	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000	9	1,733,067.53	1.69
1.000	32	7,982,268.58	7.79
2.000	24	6,042,057.16	5.90
4.000	115	29,638,844.40	28.92
5.000	201	49,363,990.69	48.16
6.000	15	7,734,150.00	7.55
Total	396	102,494,378.36	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000	9	1,733,067.53	1.69
1.000	63	14,541,488.60	14.19
2.000	324	86,219,822.23	84.12
Total	396	102,494,378.36	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 - 12	392	101,940,922.45	99.46
13 - 24	2	192,463.70	0.19
25 - 30	2	360,992.21	0.35
Total	396	102,494,378.36	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	9	1,733,067.53	1.69
6	63	14,541,488.60	14.19
12	324	86,219,822.23	84.12
Total	396	102,494,378.36	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	9	1,733,067.53	1.69
6	33	8,157,268.58	7.96
12	23	5,867,057.16	5.72
36	114	29,414,844.40	28.70
60	175	44,358,480.95	43.28
84	23	5,801,714.35	5.66
120	19	7,161,945.39	6.99
Total	396	102,494,378.36	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 - 12	65	15,757,393.27	15.37
25 - 36	114	29,414,844.40	28.70
49 - 60	175	44,358,480.95	43.28
61 - 72	2	192,463.70	0.19
73 - 84	21	5,609,250.65	5.47
109 - 118	19	7,161,945.39	6.99
Total	396	102,494,378.36	100.00

BO FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
633 - 650	6	1,294,307.65	1.26
651 - 700	57	14,218,570.98	13.87
701 - 750	143	35,272,197.27	34.41
751 - 800	177	47,542,420.45	46.39
801 - 817	13	4,166,882.01	4.07
Total	396	102,494,378.36	100.00

IO FLAG:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	54	10,902,946.05	10.64
Interest Only	342	91,591,432.31	89.36
Total	396	102,494,378.36	100.00

IO ORIG TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	54	10,902,946.05	10.64
36	10	3,041,800.00	2.97
60	20	5,157,082.94	5.03
84	4	594,783.70	0.58
120	308	82,797,765.67	80.78
Total	396	102,494,378.36	100.00

IO REM TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	54	10,902,946.05	10.64
25 - 36	10	3,041,800.00	2.97
49 - 60	20	5,157,082.94	5.03
61 - 72	2	192,463.70	0.19
73 - 84	2	402,320.00	0.39
85 - 96	1	224,000.00	0.22
109 - 119	307	82,573,765.67	80.56
Total	396	102,494,378.36	100.00

SERVICER:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Thornburg Mortgage Home Loans, Inc.	357	90,243,329.43	88.05
First Republic Bank	15	7,734,150.00	7.55
Colonial National Mortgage	22	4,324,435.23	4.22
Cendant	2	192,463.70	0.19
Total	396	102,494,378.36	100.00

PREPAY ORIG TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	373	94,758,362.58	92.45
12	3	297,009.75	0.29
36	14	5,716,856.03	5.58
60	6	1,722,150.00	1.68
Total	396	102,494,378.36	100.00

PREPAY REM TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	373	94,758,362.58	92.45
8	2	187,009.75	0.18
10	1	110,000.00	0.11
32	2	453,771.10	0.44
33	4	1,445,300.00	1.41
34	7	3,763,384.93	3.67
35	1	54,400.00	0.05
56	1	82,700.00	0.08
58	5	1,639,450.00	1.60
Total	396	102,494,378.36	100.00

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Thornburg 2004-2 High Effective LTV > 90
7/01/04 TAPE

TOTAL Current Balance:	6,154,117		
TOTAL Original Balance:	6,242,089		
NUMBER OF LOANS:	30		
		Minimum	**Maximum**
AVG Current Balance:	$205,137.22	$105,277.18	$348,150.00
AVG Original Loan Amount:	$208,069.63	$106,400.00	$348,150.00
WAVG Gross Coupone:	3.654 %	2.750	5.625 %
WAVG Gross Margin:	1.858 %	1.000	2.500 %
WAVG Maximum Interest Rate:	10.006 %	8.250	11.000 %
WAVG Minimum Interest Rate:	1.858 %	1.000	2.500 %
WAVG Periodic Rate Cap:	1.632 %	0.000	2.000 %
WAVG First Rate Cap:	2.855 %	0.000	5.000 %
WAVG Original LTV:	94.51 %	90.19	95.00 %
WAVG Effective LTV::	94.51 %	90.19	95.00 %
WAVG Borrower FICO Score:	715	594	792
WAVG Original Term:	371 months	360	480 months
WAVG Remaining Term:	367 months	337	478 months
WAVG Seasoning:	4 months	1	23 months
WAVG Next Rate Reset:	23 months	1	82 months
WAVG Rate Adjustment Frequency:	9 months	1	12 months
WAVG First Rate Adjustment Fre:	26 months	1	84 months
WAVG PREPAY ORIG TERM:	36 months	0	36 months
WAVG PREPAY REM TERM:	35 months	0	35 months
WAVG IO ORIG TERM:	120 months	0	120 months
WAVG IO REM TERM:	116 months	0	119 months

TOP STATE CONCENTRATIONS ($): 20.24 % Texas, 18.09 % Florida, 12.27 % New Mexico
MAXIMUM ZIP CODE CONCENTRATION ($): 5.66 % 77493 (Katy, TX)

NOTE DATE:	Jul 12, 2002	May 28, 2004
FIRST PAY DATE:	Sep 01, 2002	Jul 01, 2004
RATE CHG DATE:	Aug 01, 2004	May 01, 2011
MATURE DATE:	Aug 01, 2032	May 01, 2044

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
105,277 - 200,000	14	2,118,754.66	34.43
200,001 - 300,000	14	3,377,606.93	54.88
300,001 - 348,150	2	657,755.00	10.69
Total	30	6,154,116.59	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
360	28	5,613,591.59	91.22
480	2	540,525.00	8.78
Total	30	6,154,116.59	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
337 - 348	1	242,003.48	3.93
349 - 360	27	5,371,588.11	87.28
469 - 478	2	540,525.00	8.78
Total	30	6,154,116.59	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Planned Unit Development	14	3,226,984.45	52.44
Single Family	13	2,296,974.67	37.32
Condominium	3	630,157.47	10.24
Total	30	6,154,116.59	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Primary	30	6,154,116.59	100.00
Total	30	6,154,116.59	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Purchase	22	4,538,294.13	73.74
Rate/Term Refinance	8	1,615,822.46	26.26
Total	30	6,154,116.59	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Full Documentation	30	6,154,116.59	100.00
Total	30	6,154,116.59	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
90.19 - 95.00	30	6,154,116.59	100.00
Total	30	6,154,116.59	100.00

EFFECTIVE LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
90.19 - 95.00	30	6,154,116.59	100.00
Total	30	6,154,116.59	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Alabama	1	134,314.99	2.18
Colorado	2	575,905.00	9.36
Florida	5	1,113,500.00	18.09
Georgia	1	228,696.39	3.72
Illinois	1	228,000.00	3.70
Maryland	1	115,657.20	1.88
Mississippi	1	114,000.00	1.85
Missouri	1	179,699.00	2.92
New Mexico	3	755,008.43	12.27
Ohio	1	237,000.00	3.85
South Carolina	4	665,673.82	10.82
Texas	6	1,245,800.81	20.24
Virginia	2	416,703.48	6.77
Washington	1	144,157.47	2.34
Total	30	6,154,116.59	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
2.750 - 2.750	3	615,980.00	10.01
2.751 - 3.000	4	769,302.48	12.50
3.001 - 3.250	2	402,157.47	6.53
3.251 - 3.500	10	2,080,646.74	33.81
3.501 - 3.750	1	134,314.99	2.18
3.751 - 4.000	2	553,818.89	9.00
4.001 - 4.250	4	869,672.45	14.13
4.251 - 4.500	1	218,500.00	3.55
4.751 - 5.000	1	175,750.00	2.86
5.001 - 5.250	1	105,277.18	1.71
5.501 - 5.625	1	228,696.39	3.72
Total	30	6,154,116.59	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
8.250 - 8.250	1	258,000.00	4.19
8.251 - 8.500	2	455,989.54	7.41
8.501 - 8.750	1	242,003.48	3.93
8.751 - 9.000	3	688,133.88	11.18
9.001 - 9.250	4	869,672.45	14.13
9.251 - 9.500	1	218,500.00	3.55
9.751 - 10.000	1	175,750.00	2.86
10.001 - 10.250	1	105,277.18	1.71
10.501 - 10.750	1	228,696.39	3.72
10.751 - 11.000	15	2,912,093.67	47.32
Total	30	6,154,116.59	100.00

MIN INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000 - 1.000	3	755,008.43	12.27
1.251 - 1.500	2	501,980.00	8.16
1.501 - 1.750	2	347,600.00	5.65
1.751 - 2.000	12	2,487,014.49	40.41
2.001 - 2.250	9	1,722,914.67	28.00
2.251 - 2.500	2	339,599.00	5.52
Total	30	6,154,116.59	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1.000 - 1.000	3	755,008.43	12.27
1.251 - 1.500	2	501,980.00	8.16
1.501 - 1.750	2	347,600.00	5.65
1.751 - 2.000	12	2,487,014.49	40.41
2.001 - 2.250	9	1,722,914.67	28.00
2.251 - 2.500	2	339,599.00	5.52
Total	30	6,154,116.59	100.00

PRODUCT:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Reg Arm IO	14	2,767,936.20	44.98
3/1 Hybrid Arm IO	10	2,344,006.64	38.09
7/1 Hybrid Arm IO	2	404,446.39	6.57
3/1 Hybrid Arm	1	264,268.89	4.29
Reg Arm	1	144,157.47	2.34
5/6 Hybrid Arm IO	1	124,023.82	2.02
5/1 Hybrid Arm IO	1	105,277.18	1.71
Total	30	6,154,116.59	100.00

INDEX CODE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1-Year LIBOR	17	3,555,855.57	57.78
6-Month LIBOR	11	2,263,661.02	36.78
1-Month LIBOR	2	334,600.00	5.44
Total	30	6,154,116.59	100.00

FIRST RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000	2	334,600.00	5.44
1.000	10	2,139,637.20	34.77
2.000	3	437,856.47	7.11
4.000	11	2,608,275.53	42.38
5.000	4	633,747.39	10.30
Total	30	6,154,116.59	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0.000	2	334,600.00	5.44
1.000	10	2,139,637.20	34.77
2.000	18	3,679,879.39	59.80
Total	30	6,154,116.59	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 - 12	29	5,912,113.11	96.07
13 - 23	1	242,003.48	3.93
Total	30	6,154,116.59	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	2	334,600.00	5.44
6	11	2,263,661.02	36.78
12	17	3,555,855.57	57.78
Total	30	6,154,116.59	100.00

FIRST RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1	2	334,600.00	5.44
6	10	2,139,637.20	34.77
12	3	437,856.47	7.11
36	11	2,608,275.53	42.38
60	2	229,301.00	3.73
84	2	404,446.39	6.57
Total	30	6,154,116.59	100.00

NEXT RATE RESET:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
1 - 12	15	2,912,093.67	47.32
25 - 36	11	2,608,275.53	42.38
49 - 60	2	229,301.00	3.73
73 - 82	2	404,446.39	6.57
Total	30	6,154,116.59	100.00

BO FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
594 - 600	1	232,739.54	3.78
651 - 700	9	2,117,473.89	34.41
701 - 750	11	2,274,009.52	36.95
751 - 792	9	1,529,893.64	24.86
Total	30	6,154,116.59	100.00

IO FLAG:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Fully Amortizing	2	408,426.36	6.64
Interest Only	28	5,745,690.23	93.36
Total	30	6,154,116.59	100.00

IO ORIG TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	2	408,426.36	6.64
120	28	5,745,690.23	93.36
Total	30	6,154,116.59	100.00

IO REM TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
<= 0	2	408,426.36	6.64
97 - 108	1	242,003.48	3.93
109 - 119	27	5,503,686.75	89.43
Total	30	6,154,116.59	100.00

SERVICER:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
Thornburg Mortgage Home Loans, Inc.	24	4,745,422.97	77.11
Colonial National Mortgage	6	1,408,693.62	22.89
Total	30	6,154,116.59	100.00

PREPAY ORIG TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	29	5,917,116.59	96.15
36	1	237,000.00	3.85
Total	30	6,154,116.59	100.00

PREPAY REM TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
0	29	5,917,116.59	96.15
35	1	237,000.00	3.85
Total	30	6,154,116.59	100.00

Preliminary Term Sheet ***Date Prepared: June 21, 2004***

Thornburg Mortgage Securities Trust 2004-2

Mortgage Pass-Through Certificates
$1,043,575,100 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[1]	Principal Balance[2]	WAL (Yrs) to Mand. Auction[3]	Pmt Window (Mths) to Mand. Auction[3]	Certificate Interest Rates	Tranche Type	Expected Ratings Moody's/S&P
A-1	$347,900,000	2.43	1-43	Floater[4]	Senior	Aaa/AAA
A-2	$247,000,000	0.90	1-23	Floater[4]	Senior	Aaa/AAA
A-3	$142,800,000	2.66	23-43	Floater[4]	Senior	Aaa/AAA
A-4	$305,875,000	3.57	43-43	Floater[4]	Senior	Aaa/AAA
A-X	Notional[5]				Senior/Interest Only	Aaa/AAA
R	$100				Senior	Aaa/AAA
B-1	$15,108,000				Subordinate	Aa2/NR
B-2	$8,633,000				Subordinate	A2/NR
B-3	$3,777,000		Not Marketed Hereby		Subordinate	Baa2/NR
B-4	$3,237,000				Subordinate	Ba2/NR
B-5	$1,618,000				Subordinate	B2/NR
B-6	$3,240,585				Subordinate	NR/NR
Total	$1,043,575,100					

(1) The Class A Certificates are subject to a Mandatory Auction Call (as described herein).

(2) Distributions on the Certificates represent interests in a pool of adjustable rate Mortgage Loans (See "Mortgage Loans" herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.

(3) The WAL and Payment Windows for the Class A Certificates are shown to the Auction Distribution Date (as described herein).

(4) The Class A Certificates will have an interest rate equal to (i) LIBOR plus the related margin, subject to the lesser of (i) Available Funds Cap and (ii) [11.50]%.. The margin on the Class A Certificates will double for all Distribution Dates after the Auction Distribution Date.

(5) The Class A-X Certificate Notional Balance is approximately equal to the aggregate certificate balance.

RBS Greenwich Capital

Seller:	Thornburg Mortgage Home Loans, Inc.
Depositor:	Greenwich Capital Acceptance, Inc.
Lead Manager:	Greenwich Capital Markets, Inc.
Co-Managers:	Bear, Stearns & Co. Inc., Lehman Brothers Inc.
Master Servicer:	Wells Fargo Bank, N.A.
Trustee/Custodian/ Administrator:	Deutsche Bank National Trust Company.
Rating Agencies:	Moody's and S&P will rate the Class A Certificates. It is expected that the Certificates other than the Class B-6 Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	June 1, 2004.
Closing Date:	On or about June 30, 2004.
Distribution Dates:	The 25th day of each month (or if not a business day, the next succeeding business day), commencing in July 2004.
Certificates:	The "***Senior Certificates***" will consist of the Class A-1, Class A-2, Class A-3, Class A-4 Certificates (together, the ***"Class A Certificates"***), the Class R and the Class A-X Certificates. The "***Subordinate Certificates***" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***". The Senior Certificates are being offered publicly (collectively, the "***Offered Certificates***").
Registration:	The Class A Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and Euroclear system.
Federal Tax Treatment:	It is anticipated that the Certificates will represent, in part, ownership of REMIC regular interests for tax purposes.
ERISA Eligibility:	The Class A Certificates are expected to be ERISA eligible, subject to certain conditions as described in the Prospectus Supplement. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificate is not expected to be ERISA eligible.
SMMEA Treatment:	The Class A Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Securities Purchase Rights:	The Seller will have the option of purchasing the Certificates at a purchase price equal to their current principal amount plus accrued interest once the aggregate principal balance of the Mortgage Loans is equal to [20]% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Clean-Up Call:	The terms of the transaction allow for a termination of the trust and retirement of the Certificates once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-Up Call Date***").
Mortgage Loans:	As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is expected to be approximately $1,079,188,685 (the "***Mortgage Loans***"). Approximately 100% of the Mortgage Loans adjust their rate based on various indices and frequencies (the "***ARM Loans***"). Approximately 23.25%, 26.65%, 8.43% and 13.52% are adjustable rate mortgage loans with initial rate adjustments generally occurring approximately three, five, seven or ten years, respectively, after the date of origination of such mortgage loan, and thereafter adjust their rate based on various indices (***"3-Year, 5-Year, 7-Year and 10-Year Hybrid ARMs"***, respectively or collectively, the "***Hybrid ARMs***"). Approximately 92.48% of the Mortgage Loans are required to make payments of interest only for up to the first 120 months following origination. After such interest only period, such Mortgage Loans are scheduled to amortize over the remaining term of the loan.
Mandatory Auction:	Five business days prior to the Distribution Date in [January 2008] (the "***Auction Distribution Date***"), the Auction Administrator will auction each of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates to third-party investors. The proceeds of the auction and amounts received from the Swap Counterparty, if any, will be paid to the Auction Administrator who will then distribute an amount equal to the Par Price to each of the holders of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates on the Auction Distribution Date. These holders will be obligated to tender their respective Certificates to the Auction Administrator. The Swap Counterparty, pursuant to a swap contract with the Auction Administrator, will agree to pay the excess, if any, of the Par Price over the Auction Price.
Auction Administrator:	Deutsche Bank National Trust Company.
Swap Counterparty:	Greenwich Capital Derivatives, Inc. The Royal Bank of Scotland, Plc. ("***RBS***") will guarantee the obligations of the Swap Counterparty under the swap contract. The long-term debt obligations of RBS are rated "AA" by S&P, "AA+" by Fitch and "Aa1" by Moody's.
Auction Price:	The price at which the Auction Administrator sells each of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates to the third-party investors.
Par Price:	With respect to each of the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, the principal balance of the related Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, after reducing the principal balance of such Class A Certificates by the related principal distributions and losses on the Auction Distribution Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of [20]% CPR.
Accrual Period:	The Accrual Period for the Certificates will be the period from the 25th day of the calendar month preceding the related Distribution Date (or, in the case of the first Distribution Date, the Closing Date) up to and including the 24th day of the calendar month of the related Distribution Date (on an Actual/360 basis).

Net Mortgage Rate: The "***Net Mortgage Rate***" for any mortgage loan is equal to the rate of the related mortgage loan less the trustee, master servicing (together the "***Trust Expense Fee Rate***") and related servicing fee rate. The weighted average servicing fee rate as of the Cut-off Date is approximately 0.26% per annum and the Trust Expense Fee Rate on each Mortgage Loan is [0.01815]% per annum.

Available Funds Cap: The ***"Available Funds Cap"*** on any Distribution Date is equal to a rate, the numerator of which is equal to the product of (a) interest due on the Mortgage Loan less (i) the sum of the related servicing, master servicing and trust expense fees and (ii) net swap payments owed to the Hybrid Swap Counterparty for such Distribution Date, if any, and (b) 12 and the denominator of which is the product of (x) the principal balance of the Certificates prior to such Distribution Date and (y) the actual number of days in the related accrual period divided by 30.

Certificate Interest Rate: The ***"Certificate Interest Rate"*** for each of the Class A Certificates will be equal to LIBOR, plus the related margin, subject to the lesser of (i) the Available Funds Cap and (ii) [11.50]%.

Carryover Shortfall Amount: If on any Distribution Date, the Certificate Interest Rate for any of the Class A Certificates is subject to the Available Funds Cap, such Certificates will be entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Available Funds Cap) over (b) the amount of interest received on such Certificates based on the Available Funds Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Available Funds Cap) (together, the related "**Carryover Shortfall Amount**").

Yield Maintenance Agreement: On the Closing Date, the Trustee will enter into a "***Yield Maintenance Agreement***", or "***YMA***", with a counterparty (the ***"YMA Counterparty"***) for the benefit of each of the Class A Certificates. The notional balance of the YMA for the Class A Certificates is an amount equal to the lesser of (i) a scheduled notional balance and (ii) the aggregate principal balance of each of the 3-Year Hybrid ARMs. The YMA Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the specified strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds [11.50]%. The Yield Maintenance Agreement will terminate after the Distribution Date in [April 2007]. Any payments received from the Yield Maintenance Agreement will be used to pay Carryover Shortfall Amounts on the Class A Certificates.

Swap Agreements: On the Closing Date, the Trustee will enter into three ***"Swap Agreements"*** with a counterparty (the ***"Hybrid Swap Counterparty"***), for the benefit of each of the Class A Certificates. Under each Swap Agreement and on each Distribution Date, the trust shall make a payment equal to interest at a specified fixed rate on the related swap notional amount to the Hybrid Swap Counterparty and the trust will receive a payment of interest at One Month LIBOR on the related swap notional amount from the Hybrid Swap Counterparty, accrued during the related swap accrual period, until the related swap is retired. The swap notional amount, in each case, will be an amount equal to the lesser of (i) the related scheduled notional balance and (ii) the related aggregate principal balance of the 5-Year Hybrids, the 7-Year Hybrids or the 10-Year Hybrids, as applicable. The Swap Agreements will terminate after the Auction Distribution Date. Any payments received from the Swap Agreements will be used to pay Carryover Shortfall Amounts on the Class A Certificates.

Credit Enhancement:

Senior/subordinate, shifting interest structure.

Credit enhancement for the Senior Certificates will consist of the subordination of the Subordinate Certificates (total subordination initially [3.30]%).

Shifting Interest:

Until the first Distribution Date occurring after June 2011 the Subordinate Certificates will be locked out from receipt of unscheduled principal payments (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal payments.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
July 2004 – June 2011	0% Pro Rata Share
July 2011 – June 2012	30% Pro Rata Share
July 2012 – June 2013	40% Pro Rata Share
July 2013 – June 2014	60% Pro Rata Share
July 2014 – June 2015	80% Pro Rata Share
July 2015 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles, all principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has doubled (i) prior to the Distribution Date in July 2007, the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in July 2007, the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date) the Senior Certificates will receive all unscheduled principal payments from the Mortgage Loans, regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the Class A Certificates in reduction of their Certificate principal balance, on a pro-rata basis.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the Rating Agencies) on the Mortgage Loans will be allocated to the Certificates, other than the Class R and Class A-X, on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Senior Certificates, accrued and unpaid interest at the related Certificate Interest Rate, *provided, however*, that any interest otherwise distributable with respect to the Class A-X Certificate will be reduced to the extent needed to pay any Carryover Shortfall Amount to the Class A Certificates in 4) below;
2) Class R Certificate, principal, until its balance is reduced to zero;
3) Pay concurrently, *pro-rata* based on certificate principal balance:
    a. Class A-1 Certificates, principal, until the principal balance thereof has been reduced to zero;
    b. Class A-2, Class A-3 and Class A-4 Certificates, sequentially, principal, until the principal balances are reduced to zero;
4) Class A Certificates, to pay the Carryover Shortfall Amount, from payments received under the YMA and to the Swap Agreements, if any, and amounts representing interest distributable to the Class A-X Certificates;
5) Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes;
6) Class R Certificate, any remaining amount.

Effective Available Funds Schedule

Period	Effective Available Funds Schedule (1)	Period	Effective Available Funds Schedule (1)
1	3.08	23	11.50
2	11.50	24	11.50
3	11.50	25	11.50
4	11.50	26	11.50
5	11.50	27	11.50
6	11.50	28	11.50
7	11.50	29	11.50
8	11.50	30	11.50
9	11.50	31	11.50
10	11.50	32	11.50
11	11.50	33	11.50
12	11.50	34	11.50
13	11.50	35	11.50
14	11.50	36	11.50
15	11.50	37	11.50
16	11.50	38	11.50
17	11.50	39	11.50
18	11.50	40	11.50
19	11.50	41	11.50
20	11.50	42	11.50
21	11.50	43	11.50
22	11.50		

(1) The Effective Available Funds Schedule for the Class A Certificates is calculated assuming that the current rate for all indices is 20.00% and is run at the pricing speed to the Auction Distribution Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement and net proceeds from the Swap Agreements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication which supersede these Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 Certificates to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	2.96	2.69	2.43	2.20	1.99	1.61
MDUR (yr)	2.86	2.60	2.36	2.14	1.93	1.57
First Prin Pay	07/25/04	07/25/04	07/25/04	07/25/04	07/25/04	07/25/04
Last Prin Pay	01/25/08	01/25/08	01/25/08	01/25/08	01/25/08	01/25/08

Class A-2 Certificates to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	1.85	1.22	0.90	0.71	0.57	0.41
MDUR (yr)	1.80	1.20	0.89	0.70	0.57	0.41
First Prin Pay	07/25/04	07/25/04	07/25/04	07/25/04	07/25/04	07/25/04
Last Prin Pay	01/25/08	01/25/07	05/25/06	12/25/05	09/25/05	04/25/05

Class A-3 Certificates to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	3.57	3.33	2.66	2.07	1.68	1.18
MDUR (yr)	3.45	3.22	2.58	2.02	1.64	1.16
First Prin Pay	01/25/08	01/25/07	05/25/06	12/25/05	09/25/05	04/25/05
Last Prin Pay	01/25/08	01/25/08	01/25/08	03/25/07	09/25/06	01/25/06

Class A-4 Certificates to Auction Distribution Date

Flat Price	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
WAL (yr)	3.57	3.57	3.57	3.48	3.28	2.79
MDUR (yr)	3.44	3.44	3.44	3.35	3.17	2.70
First Prin Pay	01/25/08	01/25/08	01/25/08	03/25/07	09/25/06	01/25/06
Last Prin Pay	01/25/08	01/25/08	01/25/08	01/25/08	01/25/08	01/25/08

Mortgage Loans
As of the Cut-off Date

Total Current Balance	$1,079,188,685					
Total Original Balance	$1,086,006,910					
Number of Loans	2,163					
			Minimum		**Maximum**	
Average Current Balance	$498,931.43		$38,881.67		$5,200,000.00	
Average Original Loan Amount	$502,083.64		$42,000.00		$5,200,000.00	
Weighted Average Gross Coupon	4.171	%	2.250	%	6.125	%
Weighted Average Gross Margin	1.999	%	1.000	%	3.000	%
Weighted Average Maximum Interest Rate	10.131	%	7.750	%	14.875	%
Weighted Average Minimum Interest Rate	2.003	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap	1.753	%	1.000	%	2.000	%
Weighted Average First Rate Cap	4.089	%	1.000	%	6.000	%
Weighted Average Original LTV	68.49	%	6.92	%	100.00	%
Weighted Average Effective LTV	67.98	%	6.92	%	95.00	%
Weighted Average Borrower FICO Score	738		567		817	
Weighted Average Original Term	361	months	348	months	480	months
Weighted Average Remaining Term	357	months	301	months	478	months
Weighted Average Seasoning	4	months	0	months	50	months
Weighted Average Next Rate Reset	47	months	1	months	119	months
Weighted Average Rate Adjustment Frequency	10	months	1	months	12	months
Weighted Average First Rate Adjustment Frequency	49	months	1	months	120	months
Weighted Average Prepayment Original Term	42	months	6	months	60	months
Weighted Average Prepayment Remaining Term	40	months	3	months	59	months
Weighted Average IO Original Term	116	months	36	months	120	months
Weighted Average IO Remaining Term	112	months	13	months	120	months

Top State Concentrations ($)	27.02 % California, 11.55 % Florida, 8.00 % Colorado
Maximum Zip Code Concentration ($)	1.39 % 87501

	Minimum	Maximum
Note Date	Apr. 18, 2000	June 04, 2004
First Payment Date	June 01, 2000	Aug. 01, 2004
Rate Change Date	Aug. 01, 2004	June 01, 2014
Maturity Date	Aug. 01, 2029	May. 01, 2044

Current Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
38,882 - 100,000	99	$8,038,415.48	0.74%
100,001 - 200,000	487	72,652,014.85	6.73
200,001 - 300,000	381	95,092,284.79	8.81
300,001 - 400,000	303	105,917,990.76	9.81
400,001 - 500,000	229	103,518,351.08	9.59
500,001 - 600,000	129	71,725,633.79	6.65
600,001 - 700,000	101	65,508,734.51	6.07
700,001 - 800,000	89	67,366,387.73	6.24
800,001 - 900,000	57	49,034,376.29	4.54
900,001 - 1,000,000	70	68,308,860.37	6.33
1,000,001 - 1,100,000	38	40,818,097.53	3.78
1,100,001 - 1,200,000	18	21,065,850.00	1.95
1,200,001 - 1,300,000	18	22,559,083.06	2.09
1,300,001 - 1,400,000	20	27,253,064.36	2.53
1,400,001 - 1,500,000	27	39,662,092.04	3.68
1,500,001 - 1,600,000	10	15,561,224.53	1.44
1,600,001 - 1,700,000	12	20,025,629.32	1.86
1,700,001 - 1,800,000	7	12,278,421.55	1.14
1,800,001 - 1,900,000	7	12,952,500.00	1.20
1,900,001 - 2,000,000	27	53,627,809.23	4.97
2,000,001 - 2,100,000	2	4,047,439.68	0.38
2,100,001 - 2,200,000	3	6,469,669.78	0.60
2,200,001 - 2,300,000	2	4,540,000.00	0.42
2,400,001 - 2,500,000	3	7,310,000.00	0.68
2,500,001 - 2,600,000	3	7,657,726.39	0.71
2,600,001 - 2,700,000	3	7,983,499.99	0.74
2,800,001 - 2,900,000	1	2,884,000.00	0.27
2,900,001 - 3,000,000	3	9,000,000.00	0.83
3,100,001 - 3,200,000	1	3,195,000.00	0.30
3,200,001 - 3,300,000	1	3,300,000.00	0.31
3,400,001 - 3,500,000	3	10,480,000.00	0.97
3,500,001 - 3,600,000	1	3,600,000.00	0.33
3,600,001 - 3,700,000	1	3,608,015.24	0.33
3,800,001 - 3,900,000	1	3,861,042.18	0.36
4,100,001 - 4,200,000	1	4,193,000.00	0.39
4,400,001 - 4,500,000	1	4,500,000.00	0.42
4,600,001 - 4,700,000	1	4,642,470.58	0.43
4,700,001 - 4,800,000	1	4,750,000.00	0.44
4,900,001 - 5,000,000	1	5,000,000.00	0.46
Greater Than 5,000,000	1	5,200,000.00	0.48
Total	2,163	$1,079,188,685.11	100.00%

Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
348	1	$665,000.00	0.06%
349	1	675,000.00	0.06
351	1	421,800.00	0.04
360	2,137	1,069,763,624.35	99.13
480	23	7,663,260.76	0.71
Total	2,163	$1,079,188,685.11	100.00%

Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
301 - 312	4	$1,360,470.90	0.13%
313 - 324	5	3,132,783.55	0.29
325 - 336	23	10,677,217.51	0.99
337 - 348	55	26,845,257.21	2.49
349 - 360	2,053	1,029,509,695.18	95.40
445 - 456	1	375,000.00	0.03
469 - 478	22	7,288,260.76	0.68
Total	2,163	$1,079,188,685.11	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family	1,163	$638,659,855.05	59.18%
Planned Unit Development	556	247,895,710.58	22.97
Condominium	361	155,434,935.21	14.40
Two-Four Family	67	26,921,524.21	2.49
Cooperative	16	10,276,660.06	0.95
Total	2,163	$1,079,188,685.11	100.00%

Occupancy	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,459	$794,934,075.51	73.66%
Second Home	308	181,760,231.24	16.84
Investor	396	102,494,378.36	9.50
Total	2,163	$1,079,188,685.11	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	1,049	$506,822,838.12	46.96%
Rate/Term Refinance	584	287,532,884.24	26.64
Cash Out Refinance	530	284,832,962.75	26.39
Total	2,163	$1,079,188,685.11	100.00%

Documentation	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	2,029	$1,016,347,046.50	94.18%
Stated Documentation	83	43,931,808.41	4.07
No Ratio Documentation	36	14,383,561.78	1.33
Streamline Documentation	10	2,002,997.26	0.19
Alternative Documentation	4	1,923,271.16	0.18
No Income/ Full Asset	1	600,000.00	0.06
Total	2,163	$1,079,188,685.11	100.00%

Original LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.92 - 10.00	1	$450,000.00	0.04%
10.01 - 15.00	2	1,195,000.00	0.11
15.01 - 20.00	7	1,860,800.00	0.17
20.01 - 25.00	12	5,593,102.56	0.52
25.01 - 30.00	21	10,176,987.90	0.94
30.01 - 35.00	16	7,294,152.79	0.68
35.01 - 40.00	44	29,895,692.31	2.77
40.01 - 45.00	39	25,223,678.15	2.34
45.01 - 50.00	57	36,369,255.80	3.37
50.01 - 55.00	63	51,981,909.98	4.82
55.01 - 60.00	117	85,748,814.83	7.95
60.01 - 65.00	147	103,689,967.53	9.61
65.01 - 70.00	231	161,092,311.28	14.93
70.01 - 75.00	311	168,252,558.26	15.59
75.01 - 80.00	968	344,857,406.49	31.96
80.01 - 85.00	18	8,218,175.58	0.76
85.01 - 90.00	67	18,175,119.32	1.68
90.01 - 95.00	32	7,200,037.68	0.67
95.01 - 100.00	10	11,913,714.65	1.10
Total	2,163	$1,079,188,685.11	100.00%

Effective LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.92 - 10.00	1	$450,000.00	0.04%
10.01 - 15.00	2	1,195,000.00	0.11
15.01 - 20.00	7	1,860,800.00	0.17
20.01 - 25.00	12	5,593,102.56	0.52
25.01 - 30.00	21	10,176,987.90	0.94
30.01 - 35.00	16	7,294,152.79	0.68
35.01 - 40.00	44	29,895,692.31	2.77
40.01 - 45.00	40	25,842,428.15	2.39
45.01 - 50.00	59	36,561,719.50	3.39
50.01 - 55.00	64	56,624,380.56	5.25
55.01 - 60.00	117	85,748,814.83	7.95
60.01 - 65.00	148	108,189,967.53	10.03
65.01 - 70.00	238	165,352,797.02	15.32
70.01 - 75.00	311	168,633,758.26	15.63
75.01 - 80.00	976	351,273,706.49	32.55
80.01 - 85.00	15	3,383,241.30	0.31
85.01 - 90.00	62	14,958,019.32	1.39
90.01 - 95.00	30	6,154,116.59	0.57
Total	2,163	$1,079,188,685.11	100.00%

State	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	22	$5,837,710.91	0.54%
Arizona	37	11,964,108.29	1.11
Arkansas	6	1,430,300.00	0.13
California	406	291,618,537.92	27.02
Colorado	154	86,351,474.20	8.00
Connecticut	28	29,200,264.19	2.71
Delaware	9	4,899,493.87	0.45
District of Columbia	6	3,049,053.39	0.28
Florida	258	124,659,828.47	11.55
Georgia	263	82,502,330.39	7.64
Hawaii	2	905,450.48	0.08
Idaho	1	272,662.78	0.03
Illinois	32	12,531,088.98	1.16
Indiana	9	2,571,366.23	0.24
Iowa	3	430,402.20	0.04
Kentucky	3	689,500.00	0.06
Maine	4	1,938,400.00	0.18
Maryland	35	12,087,289.26	1.12
Massachusetts	33	18,106,489.41	1.68
Michigan	32	14,062,312.35	1.30
Minnesota	10	2,945,566.24	0.27
Mississippi	4	734,000.00	0.07
Missouri	22	9,997,853.05	0.93
Montana	1	127,600.00	0.01
Nevada	33	13,103,319.55	1.21
New Hampshire	3	2,273,625.00	0.21
New Jersey	66	34,284,230.40	3.18
New Mexico	99	36,652,141.31	3.40
New York	78	68,049,397.76	6.31
North Carolina	59	26,552,345.36	2.46
North Dakota	1	150,000.00	0.01
Ohio	12	3,632,780.00	0.34
Oklahoma	2	160,602.19	0.01
Oregon	12	4,178,963.65	0.39
Pennsylvania	36	19,801,546.30	1.83
Rhode Island	2	523,000.00	0.05
South Carolina	62	23,625,361.24	2.19
Tennessee	47	14,993,688.84	1.39
Texas	74	26,881,607.76	2.49
Utah	19	16,284,801.42	1.51
Vermont	2	816,000.00	0.08

Continued Next Page...

State(Continued)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Virginia	132	49,003,971.65	4.54
Washington	34	15,265,897.32	1.41
West Virginia	1	146,400.00	0.01
Wisconsin	5	1,955,966.16	0.18
Wyoming	4	1,939,956.59	0.18
Total	2,163	$1,079,188,685.11	100.00%

Gross Coupon (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.250 - 2.250	4	$2,642,500.00	0.24%
2.251 - 2.500	43	22,476,515.15	2.08
2.501 - 2.750	104	55,308,364.07	5.12
2.751 - 3.000	89	46,802,718.06	4.34
3.001 - 3.250	161	77,086,889.28	7.14
3.251 - 3.500	197	82,470,587.57	7.64
3.501 - 3.750	153	75,314,005.77	6.98
3.751 - 4.000	216	85,008,501.67	7.88
4.001 - 4.250	206	107,349,676.50	9.95
4.251 - 4.500	247	116,036,167.73	10.75
4.501 - 4.750	259	139,166,490.94	12.90
4.751 - 5.000	213	120,129,442.35	11.13
5.001 - 5.250	134	67,536,668.67	6.26
5.251 - 5.500	92	54,226,162.80	5.02
5.501 - 5.750	30	15,367,513.37	1.42
5.751 - 6.000	12	9,537,521.15	0.88
6.001 - 6.125	3	2,728,960.03	0.25
Total	2,163	$1,079,188,685.11	100.00%

Maximum Interest Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7.750 - 7.750	1	$1,500,700.00	0.14%
7.751 - 8.000	1	244,200.00	0.02
8.001 - 8.250	9	3,610,748.65	0.33
8.251 - 8.500	55	19,031,922.48	1.76
8.501 - 8.750	103	40,715,918.73	3.77
8.751 - 9.000	176	62,339,312.27	5.78
9.001 - 9.250	188	90,962,669.82	8.43
9.251 - 9.500	230	100,090,926.16	9.27
9.501 - 9.750	237	113,658,253.45	10.53
9.751 - 10.000	191	98,731,575.81	9.15
10.001 - 10.250	145	78,629,939.54	7.29
10.251 - 10.500	102	66,971,717.15	6.21
10.501 - 10.750	65	46,349,495.48	4.29
10.751 - 11.000	613	326,977,073.71	30.30
11.001 - 11.250	13	10,057,881.19	0.93
11.251 - 11.500	9	5,486,250.00	0.51
11.501 - 11.750	2	472,500.00	0.04
11.751 - 12.000	1	344,000.00	0.03
13.251 - 13.500	6	1,557,700.00	0.14
13.751 - 14.000	1	505,000.00	0.05
14.001 - 14.250	2	1,900,000.00	0.18
14.251 - 14.500	9	7,407,857.92	0.69
14.501 - 14.750	1	823,000.00	0.08
14.751 - 14.875	3	820,042.75	0.08
Total	2,163	$1,079,188,685.11	100.00%

Minimum Interest Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000 - 1.000	12	$4,525,440.54	0.42%
1.001 - 1.250	30	17,200,989.72	1.59
1.251 - 1.500	26	16,116,285.39	1.49
1.501 - 1.750	90	46,362,713.23	4.30
1.751 - 2.000	1,471	674,636,470.61	62.51
2.001 - 2.250	301	143,496,073.64	13.30
2.251 - 2.500	191	146,997,479.35	13.62
2.501 - 2.750	32	26,829,639.96	2.49
2.751 - 3.000	10	3,023,592.67	0.28
Total	2,163	$1,079,188,685.11	100.00%

Gross Margin (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000 - 1.000	15	$6,143,702.53	0.57%
1.001 - 1.250	30	17,200,989.72	1.59
1.251 - 1.500	26	16,116,285.39	1.49
1.501 - 1.750	97	48,240,929.49	4.47
1.751 - 2.000	1,469	673,420,267.83	62.40
2.001 - 2.250	300	141,258,973.64	13.09
2.251 - 2.500	192	149,237,479.35	13.83
2.501 - 2.750	32	26,829,639.96	2.49
2.751 - 3.000	2	740,417.20	0.07
Total	2,163	$1,079,188,685.11	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Regular ARM IO	581	$298,491,255.96	27.66%
5/1 Hybrid ARM IO	464	221,628,162.82	20.54
3/1 Hybrid ARM IO	470	195,011,221.22	18.07
10/1 Hybrid ARM IO	192	124,881,671.02	11.57
7/1 Hybrid ARM IO	126	73,210,015.58	6.78
5/6 Hybrid ARM IO	50	38,893,246.55	3.60
3/6 Hybrid ARM IO	46	29,603,738.19	2.74
3/1 Hybrid ARM	60	25,810,110.16	2.39
5/1 Hybrid ARM	72	22,099,738.55	2.05
10/1 Hybrid ARM	24	13,777,333.38	1.28
7/6 Hybrid ARM IO	22	10,541,766.98	0.98
7/1 Hybrid ARM	15	7,172,340.68	0.66
10/6 Hybrid ARM IO	7	5,807,035.68	0.54
Regular ARM	22	5,386,279.58	0.50
5/6 Hybrid ARM	8	4,956,556.17	0.46
10/6 Hybrid ARM	2	1,387,458.81	0.13
3/6 Hybrid ARM	2	530,753.78	0.05
Total	2,163	$1,079,188,685.11	100.00%

Index Code	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1-Year LIBOR	1,363	$599,290,430.72	55.53%
6-Month LIBOR	451	244,474,915.31	22.65
1-Year CMT	163	132,406,323.83	12.27
1-Month LIBOR	186	103,017,015.25	9.55
Total	2,163	$1,079,188,685.11	100.00%

First Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
None	186	$103,017,015.25	9.55%
1.000	312	152,159,459.15	14.10
2.000	105	48,701,061.14	4.51
4.000	565	242,915,399.39	22.51
5.000	881	424,510,430.65	39.34
6.000	114	107,885,319.53	10.00
Total	2,163	$1,079,188,685.11	100.00%

Periodic Rate Cap (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
None	186	$103,017,015.25	9.55%
1.000	450	241,129,242.10	22.34
2.000	1,527	735,042,427.76	68.11
Total	2,163	$1,079,188,685.11	100.00%

Seasoning (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Seasoned	1	$235,100.00	0.02%
1 - 12	2,085	1,043,350,275.72	96.68
13 - 24	45	20,707,837.43	1.92
25 - 36	24	11,098,086.28	1.03
37 - 48	6	2,965,891.80	0.27
49 - 50	2	831,493.88	0.08
Total	2,163	$1,079,188,685.11	100.00%

Rate Adjustment Frequency (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	186	$103,017,015.25	9.55%
6	451	244,474,915.31	22.65
12	1,526	731,696,754.55	67.80
Total	2,163	$1,079,188,685.11	100.00%

First Rate Adjustment Frequency (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1	186	$103,017,015.25	9.55%
6	314	152,754,359.15	14.15
12	103	48,106,161.14	4.46
36	578	250,955,823.35	23.25
60	594	287,577,704.09	26.65
84	163	90,924,123.24	8.43
120	225	145,853,498.89	13.52
Total	2,163	$1,079,188,685.11	100.00%

Next Rate Reset (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 - 12	603	$303,877,535.54	28.16%
25 - 36	578	250,955,823.35	23.25
37 - 48	4	1,732,321.21	0.16
49 - 60	590	285,845,382.88	26.49
61 - 72	13	4,188,523.56	0.39
73 - 84	150	86,735,599.68	8.04
109 - 119	225	145,853,498.89	13.52
Total	2,163	$1,079,188,685.11	100.00%

Borrower FICO Score	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Unknown	4	$8,457,486.92	0.78%
551 - 600	2	349,739.54	0.03
601 - 650	39	21,411,283.16	1.98
651 - 700	368	189,695,379.52	17.58
701 - 750	749	379,398,800.49	35.16
751 - 800	936	451,224,488.96	41.81
801 - 817	65	28,651,506.52	2.65
Total	2,163	$1,079,188,685.11	100.00%

IO Flag	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	205	$81,120,571.11	7.52%
Interest Only	1,958	998,068,114.00	92.48
Total	2,163	$1,079,188,685.11	100.00%

RBS Greenwich Capital

IO Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	205	$81,120,571.11	7.52%
36	27	14,303,400.00	1.33
60	67	45,804,067.61	4.24
84	24	10,423,466.98	0.97
107	1	675,000.00	0.06
108	1	665,000.00	0.06
109	1	675,000.00	0.06
111	1	421,800.00	0.04
120	1,836	925,100,379.41	85.72
Total	2,163	$1,079,188,685.11	100.00%

IO Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	205	$81,120,571.11	7.52%
13 - 24	1	267,463.62	0.02
25 - 36	27	14,303,400.00	1.33
37 - 48	2	996,000.00	0.09
49 - 60	64	44,540,603.99	4.13
61 - 72	13	4,506,485.00	0.42
73 - 84	15	8,951,172.57	0.83
85 - 96	15	9,102,575.34	0.84
97 - 108	34	19,220,625.63	1.78
109 - 120	1,787	896,179,787.85	83.04
Total	2,163	$1,079,188,685.11	100.00%

Servicer	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Thornburg Mortgage Home Loans, Inc.	1,876	$905,991,264.96	83.95%
First Republic Bank	117	111,541,409.68	10.34
Colonial National Mortgage	143	48,797,455.65	4.52
Cendant	27	12,858,554.82	1.19
Total	2,163	$1,079,188,685.11	100.00%

Prepayment Original Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
N/A	1,991	$927,233,641.03	85.92%
6	3	1,750,200.00	0.16
12	26	20,722,785.22	1.92
36	83	67,412,483.09	6.25
60	60	62,069,575.77	5.75
Total	2,163	$1,079,188,685.11	100.00%

Prepayment Remaining Term (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cutoff Date	% of Aggregate Principal Balance Outstanding as of the Cutoff Date
N/A	1,991	$927,233,641.03	85.92%
3	1	784,000.00	0.07
4	1	523,000.00	0.05
5	2	680,250.56	0.06
8	5	1,091,268.96	0.10
9	12	13,528,765.70	1.25
10	5	2,813,700.00	0.26
11	3	3,052,000.00	0.28
31	1	660,000.00	0.06
32	10	8,021,119.85	0.74
33	21	21,808,550.00	2.02
34	41	30,853,413.24	2.86
35	10	6,069,400.00	0.56
56	9	8,951,926.56	0.83
57	10	9,412,250.00	0.87
58	37	39,350,399.21	3.65
59	4	4,355,000.00	0.40
Total	2,163	$1,079,188,685.11	100.00%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

THORNBURG MORTGAGE SECURITIES TRUST 2004-2 - AAA Available Funds Cap

Assumptions :
8 CPR for All
Calls (N,Y)
LIBOR_1MO=11 LIBOR_6MO=11 LIBOR_1YR=11 CMT_1YR=11

Period	Date	Available Funds Cap
0	30-Jun-04	
1	25-Jul-04	NA
2	25-Aug-04	9.86
3	25-Sep-04	9.85
4	25-Oct-04	10.02
5	25-Nov-04	9.92
6	25-Dec-04	9.95
7	25-Jan-05	9.85
8	25-Feb-05	9.81
9	25-Mar-05	10.00
10	25-Apr-05	9.97
11	25-May-05	10.01
12	25-Jun-05	9.90
13	25-Jul-05	9.95
14	25-Aug-05	9.84
15	25-Sep-05	9.80
16	25-Oct-05	9.99
17	25-Nov-05	9.88
18	25-Dec-05	9.93
19	25-Jan-06	9.81
20	25-Feb-06	9.78
21	25-Mar-06	10.03
22	25-Apr-06	9.94
23	25-May-06	10.01
24	25-Jun-06	9.88
25	25-Jul-06	9.95
26	25-Aug-06	9.82
27	25-Sep-06	9.79
28	25-Oct-06	10.00
29	25-Nov-06	9.87
30	25-Dec-06	9.94
31	25-Jan-07	9.81
32	25-Feb-07	9.78
33	25-Mar-07	10.17
34	25-Apr-07	10.86
35	25-May-07	9.49
36	25-Jun-07	9.30
37	25-Jul-07	9.45
38	25-Aug-07	9.26
39	25-Sep-07	9.25
40	25-Oct-07	9.56
41	25-Nov-07	9.37
42	25-Dec-07	9.53
43	25-Jan-08	9.34

RBS Greenwich Capital

THORNBURG MORTGAGE SECURITIES TRUST 2004-2 - AAA Available Funds Cap

Assumptions :
40 CPR for LIBOR and 3 CPR for Rest
Calls (N,Y)
LIBOR_1MO=11 LIBOR_6MO=11 LIBOR_1YR=11 CMT_1YR=11

Period	Date	Available Funds Cap
0	30-Jun-04	
1	25-Jul-04	NA
2	25-Aug-04	9.90
3	25-Sep-04	9.90
4	25-Oct-04	10.07
5	25-Nov-04	10.00
6	25-Dec-04	10.04
7	25-Jan-05	9.96
8	25-Feb-05	9.93
9	25-Mar-05	10.11
10	25-Apr-05	10.06
11	25-May-05	10.09
12	25-Jun-05	10.00
13	25-Jul-05	10.03
14	25-Aug-05	9.93
15	25-Sep-05	9.90
16	25-Oct-05	10.01
17	25-Nov-05	9.91
18	25-Dec-05	9.94
19	25-Jan-06	9.83
20	25-Feb-06	9.79
21	25-Mar-06	9.97
22	25-Apr-06	9.82
23	25-May-06	9.85
24	25-Jun-06	9.73
25	25-Jul-06	9.76
26	25-Aug-06	9.64
27	25-Sep-06	9.59
28	25-Oct-06	9.67
29	25-Nov-06	9.55
30	25-Dec-06	9.58
31	25-Jan-07	9.46
32	25-Feb-07	9.41
33	25-Mar-07	9.69
34	25-Apr-07	10.54
35	25-May-07	8.98
36	25-Jun-07	8.81
37	25-Jul-07	8.91
38	25-Aug-07	8.74
39	25-Sep-07	8.70
40	25-Oct-07	8.88
41	25-Nov-07	8.70
42	25-Dec-07	8.81
43	25-Jan-08	8.63

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

THORNBURG MORTGAGE SECURITIES TRUST 2004-2 - Available Funds Cap

Assumptions
LIBORS at 40% CPR and all else run at 3% CPR
Calls (N,Y)
LIBOR_1MO=20 LIBOR_6MO=20 LIBOR_1YR=20 CMT_1YR=20

Period	Date	Available Funds Cap
0	30-Jun-04	
1	25-Jul-04	NA
2	25-Aug-04	11.50000
3	25-Sep-04	11.50000
4	25-Oct-04	11.50000
5	25-Nov-04	11.50000
6	25-Dec-04	11.50000
7	25-Jan-05	11.50000
8	25-Feb-05	11.50000
9	25-Mar-05	11.50000
10	25-Apr-05	11.50000
11	25-May-05	11.50000
12	25-Jun-05	11.50000
13	25-Jul-05	11.50000
14	25-Aug-05	11.50000
15	25-Sep-05	11.50000
16	25-Oct-05	11.50000
17	25-Nov-05	11.50000
18	25-Dec-05	11.50000
19	25-Jan-06	11.50000
20	25-Feb-06	11.50000
21	25-Mar-06	11.50000
22	25-Apr-06	11.50000
23	25-May-06	11.50000
24	25-Jun-06	11.50000
25	25-Jul-06	11.50000
26	25-Aug-06	11.50000
27	25-Sep-06	11.50000
28	25-Oct-06	11.50000
29	25-Nov-06	11.50000
30	25-Dec-06	11.50000
31	25-Jan-07	11.50000
32	25-Feb-07	11.50000
33	25-Mar-07	11.50000
34	25-Apr-07	11.50000
35	25-May-07	11.50000
36	25-Jun-07	11.40074
37	25-Jul-07	11.43212
38	25-Aug-07	11.27068
39	25-Sep-07	11.20565
40	25-Oct-07	11.30781
41	25-Nov-07	11.14343
42	25-Dec-07	11.17611
43	25-Jan-08	11.01160

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

THORNBURG MORTGAGE SECURITIES TRUST 2004-2 - CF - A4 - 1 - 200bp 6 CPR

200bp
6 CPR
Forward Indices + 200 bps

	Period	Date	Principal	Interest	Cash Flow	Balance
Total			347,900,000.00	68,190,119.49	416,090,119.49	
	0	30-Jun-04	0	0	0	347,900,000.00
	1	25-Jul-04	1,885,103.55	389,937.92	2,275,041.47	346,014,896.45
	2	25-Aug-04	1,874,973.88	1,084,862.43	2,959,836.31	344,139,922.57
	3	25-Sep-04	1,865,236.90	1,144,771.89	3,010,008.79	342,274,685.67
	4	25-Oct-04	1,855,532.04	1,202,810.29	3,058,342.33	340,419,153.63
	5	25-Nov-04	1,845,758.10	1,262,255.31	3,108,013.41	338,573,395.53
	6	25-Dec-04	1,836,187.59	1,255,825.15	3,092,012.75	336,737,207.94
	7	25-Jan-05	1,826,660.99	1,345,452.22	3,172,113.22	334,910,546.94
	8	25-Feb-05	1,817,182.95	1,395,832.74	3,213,015.68	333,093,364.00
	9	25-Mar-05	1,807,559.43	1,300,026.39	3,107,585.82	331,285,804.57
	10	25-Apr-05	1,798,188.25	1,476,292.37	3,274,480.62	329,487,616.31
	11	25-May-05	1,788,732.05	1,461,826.72	3,250,558.77	327,698,884.26
	12	25-Jun-05	1,779,461.22	1,543,270.59	3,322,731.80	325,919,423.05
	13	25-Jul-05	1,770,239.28	1,523,130.10	3,293,369.38	324,149,183.77
	14	25-Aug-05	1,761,065.92	1,602,476.51	3,363,542.43	322,388,117.85
	15	25-Sep-05	1,751,941.37	1,618,559.23	3,370,500.61	320,636,176.47
	16	25-Oct-05	1,742,865.83	1,603,977.65	3,346,843.47	318,893,310.65
	17	25-Nov-05	1,733,724.51	1,665,464.61	3,399,189.11	317,159,586.14
	18	25-Dec-05	1,724,744.33	1,629,671.67	3,354,416.00	315,434,841.81
	19	25-Jan-06	1,715,809.68	1,689,041.32	3,404,851.00	313,719,032.12
	20	25-Feb-06	1,706,921.96	1,694,636.94	3,401,558.89	312,012,110.17
	21	25-Mar-06	1,697,938.44	1,603,357.38	3,301,295.82	310,314,171.73
	22	25-Apr-06	1,689,144.89	1,762,372.54	3,451,517.43	308,625,026.84
	23	25-May-06	1,680,301.37	1,713,470.00	3,393,771.37	306,944,725.46
	24	25-Jun-06	1,671,601.12	1,767,785.78	3,439,386.90	305,273,124.35
	25	25-Jul-06	1,662,965.55	1,683,871.45	3,346,837.00	303,610,158.80
	26	25-Aug-06	1,654,360.32	1,717,813.59	3,372,173.91	301,955,798.48
	27	25-Sep-06	1,645,790.16	1,723,370.22	3,369,160.38	300,310,008.32
	28	25-Oct-06	1,637,264.69	1,728,354.50	3,365,619.19	298,672,743.63
	29	25-Nov-06	1,628,702.97	1,767,253.52	3,395,956.49	297,044,040.66
	30	25-Dec-06	1,620,267.17	1,736,961.13	3,357,228.29	295,423,773.49
	31	25-Jan-07	1,611,875.70	1,768,727.29	3,380,602.99	293,811,897.79
	32	25-Feb-07	1,603,528.23	1,766,639.41	3,370,167.63	292,208,369.56
	33	25-Mar-07	1,592,410.50	1,694,609.08	3,287,019.58	290,615,959.07
	34	25-Apr-07	1,581,397.00	1,850,543.56	3,431,940.55	289,034,562.07
	35	25-May-07	1,573,181.51	1,763,833.42	3,337,014.92	287,461,380.56
	36	25-Jun-07	1,565,067.56	1,820,381.13	3,385,448.69	285,896,313.01
	37	25-Jul-07	1,556,996.50	1,756,118.10	3,313,114.60	284,339,316.51
	38	25-Aug-07	1,548,967.04	1,808,690.29	3,357,657.33	282,790,349.47
	39	25-Sep-07	1,540,978.23	1,804,681.60	3,345,659.83	281,249,371.24
	40	25-Oct-07	1,533,010.57	1,742,574.23	3,275,584.80	279,716,360.67
	41	25-Nov-07	1,525,094.22	1,796,866.82	3,321,961.05	278,191,266.44
	42	25-Dec-07	1,517,228.17	1,735,449.85	3,252,678.02	276,674,038.27
	43	25-Jan-08	276,674,038.27	1,786,272.57	278,460,310.84	0

	Period	Date	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall
Total			68,194,035.54	0		11,895,392.17
	0	30-Jun-04	0	0	0	0
	1	25-Jul-04	389,937.92	0	0	0
	2	25-Aug-04	1,084,862.43	0	0	0
	3	25-Sep-04	1,144,771.89	0	0	8,944.06
	4	25-Oct-04	1,202,810.29	0	0	0
	5	25-Nov-04	1,262,255.31	0	0	41,065.41
	6	25-Dec-04	1,255,825.15	0	0	37,350.50
	7	25-Jan-05	1,345,452.22	0	0	128,521.12
	8	25-Feb-05	1,395,832.74	0	0	180,171.83
	9	25-Mar-05	1,300,026.39	0	0	85,590.87
	10	25-Apr-05	1,476,292.37	0	0	201,987.49
	11	25-May-05	1,461,826.72	0	0	189,764.49
	12	25-Jun-05	1,543,270.59	0	0	274,324.88
	13	25-Jul-05	1,523,130.10	0	0	257,461.33
	14	25-Aug-05	1,602,476.51	0	0	340,242.45
	15	25-Sep-05	1,627,639.10	0	0	369,123.30
	16	25-Oct-05	1,594,897.78	0	0	303,098.03
	17	25-Nov-05	1,665,464.61	0	0	377,780.82
	18	25-Dec-05	1,629,671.67	0	0	346,425.77
	19	25-Jan-06	1,704,715.03	0	0	425,671.98
	20	25-Feb-06	1,723,267.36	0	0	448,595.62
	21	25-Mar-06	1,570,599.63	0	0	299,938.64
	22	25-Apr-06	1,753,999.14	0	0	429,520.13
	23	25-May-06	1,710,297.02	0	0	390,188.71
	24	25-Jun-06	1,776,979.75	0	0	462,255.22
	25	25-Jul-06	1,674,677.48	0	0	370,501.30
	26	25-Aug-06	1,723,687.64	0	0	426,356.36
	27	25-Sep-06	1,742,637.24	0	0	449,733.79
	28	25-Oct-06	1,703,508.52	0	0	380,039.01
	29	25-Nov-06	1,775,899.84	0	0	456,867.96
	30	25-Dec-06	1,732,261.83	0	0	418,198.36
	31	25-Jan-07	1,801,609.06	0	0	492,712.54
	32	25-Feb-07	1,811,007.57	0	0	507,449.72
	33	25-Mar-07	1,641,821.43	0	0	324,563.25
	34	25-Apr-07	1,821,839.16	0	0	254,512.83
	35	25-May-07	1,763,833.42	0	0	203,430.21
	36	25-Jun-07	1,820,381.13	0	0	267,738.46
	37	25-Jul-07	1,756,118.10	0	0	211,519.31
	38	25-Aug-07	1,808,690.29	0	0	272,118.80
	39	25-Sep-07	1,804,681.60	0	0	275,917.59
	40	25-Oct-07	1,742,574.23	0	0	211,190.91
	41	25-Nov-07	1,796,866.82	0	0	273,190.48
	42	25-Dec-07	1,735,449.85	0	0	219,481.33
	43	25-Jan-08	1,790,188.62	0	0	281,847.29

RBS Greenwich Capital

	Period	Date	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total				11,891,476.11		
	0	30-Jun-04	0	0	0	0
	1	25-Jul-04	0	0	1.614	1.614
	2	25-Aug-04	0	0	3.641	3.641
	3	25-Sep-04	0	8,944.06	3.863	3.863
	4	25-Oct-04	0	0	4.217	4.217
	5	25-Nov-04	0	41,065.41	4.306	4.306
	6	25-Dec-04	0	37,350.50	4.451	4.451
	7	25-Jan-05	0	128,521.12	4.64	4.64
	8	25-Feb-05	0	180,171.83	4.84	4.84
	9	25-Mar-05	0	85,590.87	5.018	5.018
	10	25-Apr-05	0	201,987.49	5.175	5.175
	11	25-May-05	0	189,764.49	5.324	5.324
	12	25-Jun-05	0	274,324.88	5.469	5.469
	13	25-Jul-05	0	257,461.33	5.608	5.608
	14	25-Aug-05	0	340,242.45	5.741	5.741
	15	25-Sep-05	9,079.87	360,043.44	5.863	5.83029
	16	25-Oct-05	0	312,177.90	5.969	6.00298
	17	25-Nov-05	0	377,780.82	6.065	6.065
	18	25-Dec-05	0	346,425.77	6.166	6.166
	19	25-Jan-06	15,673.71	409,998.27	6.276	6.2183
	20	25-Feb-06	44,304.13	419,965.20	6.379	6.27302
	21	25-Mar-06	11,546.38	332,696.40	6.472	6.60699
	22	25-Apr-06	3,172.97	437,893.54	6.564	6.59534
	23	25-May-06	0	393,361.69	6.65	6.66234
	24	25-Jun-06	9,193.97	453,061.25	6.723	6.68822
	25	25-Jul-06	0	379,695.27	6.583	6.61914
	26	25-Aug-06	5,874.05	420,482.30	6.593	6.57053
	27	25-Sep-06	25,141.08	430,466.77	6.702	6.6279
	28	25-Oct-06	295.1	404,884.99	6.807	6.90628
	29	25-Nov-06	8,941.42	448,221.64	6.905	6.87138
	30	25-Dec-06	4,242.12	422,897.65	6.998	7.01698
	31	25-Jan-07	37,123.89	459,830.77	7.082	6.95274
	32	25-Feb-07	81,492.06	463,081.56	7.158	6.98264
	33	25-Mar-07	28,704.40	377,350.91	7.224	7.45627
	34	25-Apr-07	0	283,217.23	7.28	7.3947
	35	25-May-07	0	203,430.21	7.323	7.323
	36	25-Jun-07	0	267,738.46	7.354	7.354
	37	25-Jul-07	0	211,519.31	7.371	7.371
	38	25-Aug-07	0	272,118.80	7.387	7.387
	39	25-Sep-07	0	275,917.59	7.411	7.411
	40	25-Oct-07	0	211,190.91	7.435	7.435
	41	25-Nov-07	0	273,190.48	7.46	7.46
	42	25-Dec-07	0	219,481.33	7.486	7.486
	43	25-Jan-08	3,916.05	277,931.24	7.514	7.49756

THORNBURG MORTGAGE SECURITIES TRUST 2004-2 - CF - A4 - 2 - 200bp 8 CPR

200bp
8 CPR
Forward Indices + 200 bps

	Period	Date	Principal	Interest	Cash Flow	Balance
Total			347,900,000.00	65,382,835.00	413,282,835.00	
	0	30-Jun-04	0	0	0	347,900,000.00
	1	25-Jul-04	2,525,927.19	389,937.92	2,915,865.11	345,374,072.81
	2	25-Aug-04	2,507,937.28	1,082,853.25	3,590,790.53	342,866,135.53
	3	25-Sep-04	2,490,412.31	1,140,534.68	3,630,946.99	340,375,723.22
	4	25-Oct-04	2,472,991.29	1,196,137.02	3,669,128.31	337,902,731.94
	5	25-Nov-04	2,455,573.48	1,252,924.56	3,708,498.03	335,447,158.46
	6	25-Dec-04	2,438,428.66	1,244,229.42	3,682,658.08	333,008,729.80
	7	25-Jan-05	2,421,397.66	1,330,554.88	3,751,952.54	330,587,332.15
	8	25-Feb-05	2,404,484.51	1,377,814.54	3,782,299.05	328,182,847.64
	9	25-Mar-05	2,387,497.85	1,280,861.19	3,668,359.04	325,795,349.79
	10	25-Apr-05	2,370,829.01	1,451,825.53	3,822,654.53	323,424,520.78
	11	25-May-05	2,354,145.39	1,434,926.79	3,789,072.18	321,070,375.40
	12	25-Jun-05	2,337,711.83	1,512,054.18	3,849,766.01	318,732,663.57
	13	25-Jul-05	2,321,393.58	1,489,543.98	3,810,937.56	316,411,269.99
	14	25-Aug-05	2,305,189.74	1,564,223.06	3,869,412.80	314,106,080.25
	15	25-Sep-05	2,289,100.00	1,584,206.40	3,873,306.40	311,816,980.24
	16	25-Oct-05	2,273,123.98	1,552,648.85	3,825,772.84	309,543,856.26
	17	25-Nov-05	2,257,149.93	1,616,635.78	3,873,785.71	307,286,706.34
	18	25-Dec-05	2,241,397.55	1,578,941.53	3,820,339.08	305,045,308.78
	19	25-Jan-06	2,225,753.90	1,645,345.86	3,871,099.76	302,819,554.89
	20	25-Feb-06	2,210,219.79	1,650,236.72	3,860,456.51	300,609,335.10
	21	25-Mar-06	2,194,657.44	1,529,580.77	3,724,238.20	298,414,677.66
	22	25-Apr-06	2,179,341.64	1,686,739.23	3,866,080.87	296,235,336.02
	23	25-May-06	2,164,040.97	1,641,637.49	3,805,678.45	294,071,295.05
	24	25-Jun-06	2,148,940.35	1,702,452.24	3,851,392.59	291,922,354.70
	25	25-Jul-06	2,133,963.59	1,601,437.38	3,735,400.97	289,788,391.11
	26	25-Aug-06	2,119,077.31	1,645,217.24	3,764,294.55	287,669,313.81
	27	25-Sep-06	2,104,285.60	1,659,330.52	3,763,616.12	285,565,028.21
	28	25-Oct-06	2,089,597.15	1,620,724.66	3,710,321.81	283,475,431.05
	29	25-Nov-06	2,074,934.81	1,685,537.04	3,760,471.85	281,400,496.24
	30	25-Dec-06	2,060,451.97	1,641,033.89	3,701,485.87	279,340,044.27
	31	25-Jan-07	2,046,070.57	1,697,370.24	3,743,440.81	277,293,973.70
	32	25-Feb-07	2,031,789.78	1,693,932.07	3,725,721.84	275,262,183.92
	33	25-Mar-07	2,014,963.07	1,568,022.21	3,582,985.28	273,247,220.85
	34	25-Apr-07	1,998,307.47	1,712,956.47	3,711,263.93	271,248,913.39
	35	25-May-07	1,984,345.28	1,655,296.49	3,639,641.78	269,264,568.11
	36	25-Jun-07	1,970,535.54	1,705,147.80	3,675,683.33	267,294,032.57
	37	25-Jul-07	1,956,822.61	1,641,853.60	3,598,676.20	265,337,209.96
	38	25-Aug-07	1,943,204.82	1,687,817.36	3,631,022.18	263,394,005.14
	39	25-Sep-07	1,929,680.84	1,680,900.06	3,610,580.90	261,464,324.30
	40	25-Oct-07	1,916,232.11	1,619,989.38	3,536,221.49	259,548,092.19
	41	25-Nov-07	1,902,886.25	1,667,308.11	3,570,194.36	257,645,205.94
	42	25-Dec-07	1,889,641.80	1,607,276.68	3,496,918.48	255,755,564.14
	43	25-Jan-08	255,755,564.14	1,654,837.96	257,410,402.10	0

	Period	Date	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall
Total			65,382,835.00	0		11,369,263.71
	0	30-Jun-04	0	0	0	0
	1	25-Jul-04	389,937.92	0	0	0
	2	25-Aug-04	1,082,853.25	0	0	0
	3	25-Sep-04	1,140,534.68	0	0	9,053.21
	4	25-Oct-04	1,196,137.02	0	0	0
	5	25-Nov-04	1,252,924.56	0	0	40,761.85
	6	25-Dec-04	1,244,229.42	0	0	37,005.62
	7	25-Jan-05	1,330,554.88	0	0	127,098.08
	8	25-Feb-05	1,377,814.54	0	0	177,846.07
	9	25-Mar-05	1,280,861.19	0	0	84,329.08
	10	25-Apr-05	1,451,825.53	0	0	198,639.92
	11	25-May-05	1,434,926.79	0	0	186,272.52
	12	25-Jun-05	1,512,054.18	0	0	268,775.99
	13	25-Jul-05	1,489,543.98	0	0	251,784.12
	14	25-Aug-05	1,564,223.06	0	0	332,120.37
	15	25-Sep-05	1,585,825.62	0	0	359,640.65
	16	25-Oct-05	1,551,029.63	0	0	294,761.22
	17	25-Nov-05	1,616,635.78	0	0	366,704.88
	18	25-Dec-05	1,578,941.53	0	0	335,641.86
	19	25-Jan-06	1,648,566.53	0	0	411,651.55
	20	25-Feb-06	1,663,396.23	0	0	433,010.16
	21	25-Mar-06	1,513,200.59	0	0	288,977.10
	22	25-Apr-06	1,686,739.23	0	0	413,049.50
	23	25-May-06	1,641,637.49	0	0	374,524.67
	24	25-Jun-06	1,702,452.24	0	0	442,867.99
	25	25-Jul-06	1,601,437.38	0	0	354,297.85
	26	25-Aug-06	1,645,217.24	0	0	406,946.60
	27	25-Sep-06	1,660,187.55	0	0	428,455.46
	28	25-Oct-06	1,619,867.62	0	0	361,379.40
	29	25-Nov-06	1,685,537.04	0	0	433,621.23
	30	25-Dec-06	1,641,033.89	0	0	396,174.34
	31	25-Jan-07	1,703,524.22	0	0	465,887.83
	32	25-Feb-07	1,709,193.84	0	0	478,921.21
	33	25-Mar-07	1,546,606.46	0	0	305,740.70
	34	25-Apr-07	1,712,956.47	0	0	239,301.81
	35	25-May-07	1,655,296.49	0	0	190,912.20
	36	25-Jun-07	1,705,147.80	0	0	250,790.15
	37	25-Jul-07	1,641,853.60	0	0	197,756.48
	38	25-Aug-07	1,687,817.36	0	0	253,933.38
	39	25-Sep-07	1,680,900.06	0	0	256,992.64
	40	25-Oct-07	1,619,989.38	0	0	196,334.27
	41	25-Nov-07	1,667,308.11	0	0	253,492.74
	42	25-Dec-07	1,607,276.68	0	0	203,271.34
	43	25-Jan-08	1,654,837.96	0	0	260,537.68

	Period	Date	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total				11,369,263.71		
	0	30-Jun-04	0	0	0	0
	1	25-Jul-04	0	0	1.614	1.614
	2	25-Aug-04	0	0	3.641	3.641
	3	25-Sep-04	0	9,053.21	3.863	3.863
	4	25-Oct-04	0	0	4.217	4.217
	5	25-Nov-04	0	40,761.85	4.306	4.306
	6	25-Dec-04	0	37,005.62	4.451	4.451
	7	25-Jan-05	0	127,098.08	4.64	4.64
	8	25-Feb-05	0	177,846.07	4.84	4.84
	9	25-Mar-05	0	84,329.08	5.018	5.018
	10	25-Apr-05	0	198,639.92	5.175	5.175
	11	25-May-05	0	186,272.52	5.324	5.324
	12	25-Jun-05	0	268,775.99	5.469	5.469
	13	25-Jul-05	0	251,784.12	5.608	5.608
	14	25-Aug-05	0	332,120.37	5.741	5.741
	15	25-Sep-05	1,619.23	358,021.43	5.863	5.85701
	16	25-Oct-05	0	296,380.45	5.969	5.97523
	17	25-Nov-05	0	366,704.88	6.065	6.065
	18	25-Dec-05	0	335,641.86	6.166	6.166
	19	25-Jan-06	3,220.67	408,430.88	6.276	6.26374
	20	25-Feb-06	16,380.17	419,850.65	6.379	6.32853
	21	25-Mar-06	0	305,357.28	6.472	6.54206
	22	25-Apr-06	0	413,049.50	6.564	6.564
	23	25-May-06	0	374,524.67	6.65	6.65
	24	25-Jun-06	0	442,867.99	6.723	6.723
	25	25-Jul-06	0	354,297.85	6.583	6.583
	26	25-Aug-06	0	406,946.60	6.593	6.593
	27	25-Sep-06	857.04	427,598.43	6.702	6.69854
	28	25-Oct-06	0	362,236.43	6.807	6.8106
	29	25-Nov-06	0	433,621.23	6.905	6.905
	30	25-Dec-06	0	396,174.34	6.998	6.998
	31	25-Jan-07	6,153.99	459,733.85	7.082	7.05642
	32	25-Feb-07	21,415.76	463,659.43	7.158	7.09408
	33	25-Mar-07	0	327,156.45	7.224	7.32403
	34	25-Apr-07	0	239,301.81	7.28	7.28
	35	25-May-07	0	190,912.20	7.323	7.323
	36	25-Jun-07	0	250,790.15	7.354	7.354
	37	25-Jul-07	0	197,756.48	7.371	7.371
	38	25-Aug-07	0	253,933.38	7.387	7.387
	39	25-Sep-07	0	256,992.64	7.411	7.411
	40	25-Oct-07	0	196,334.27	7.435	7.435
	41	25-Nov-07	0	253,492.74	7.46	7.46
	42	25-Dec-07	0	203,271.34	7.486	7.486
	43	25-Jan-08	0	260,537.68	7.514	7.514

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

THORNBURG MORTGAGE SECURITIES TRUST 2004-2 - CF - A4 - 1 - 10 CPR

10 CPR
FORWARD INDICES

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest
Total		347,900,000.00	42,345,469.90	390,245,469.90		42,345,469.90
0	30-Jun-04	0	0	0	347,900,000.00	0
1	25-Jul-04	3,179,650.46	389,937.92	3,569,588.37	344,720,349.54	389,937.92
2	25-Aug-04	3,151,657.33	487,118.58	3,638,775.91	341,568,692.21	487,118.58
3	25-Sep-04	3,123,866.89	547,961.57	3,671,828.47	338,444,825.32	547,961.57
4	25-Oct-04	3,096,297.11	625,276.81	3,721,573.92	335,348,528.21	625,276.81
5	25-Nov-04	3,068,864.26	668,219.20	3,737,083.46	332,279,663.95	668,219.20
6	25-Dec-04	3,041,821.52	682,004.01	3,723,825.53	329,237,842.43	682,004.01
7	25-Jan-05	3,015,010.24	751,585.98	3,766,596.22	326,222,832.19	751,585.98
8	25-Feb-05	2,988,434.46	799,481.54	3,787,916.00	323,234,397.73	799,481.54
9	25-Mar-05	2,961,904.94	759,744.49	3,721,649.44	320,272,492.78	759,744.49
10	25-Apr-05	2,935,805.94	876,737.05	3,812,542.99	317,336,686.85	876,737.05
11	25-May-05	2,909,808.56	880,344.86	3,790,153.42	314,426,878.29	880,344.86
12	25-Jun-05	2,884,171.58	940,608.01	3,824,779.59	311,542,706.71	940,608.01
13	25-Jul-05	2,858,761.03	938,262.79	3,797,023.81	308,683,945.68	938,262.79
14	25-Aug-05	2,833,574.54	997,057.72	3,830,632.26	305,850,371.14	997,057.72
15	25-Sep-05	2,808,611.63	1,020,299.85	3,828,911.47	303,041,759.51	1,020,299.85
16	25-Oct-05	2,783,870.68	1,004,835.97	3,788,706.64	300,257,888.84	1,004,835.97
17	25-Nov-05	2,759,262.89	1,053,871.83	3,813,134.71	297,498,625.95	1,053,871.83
18	25-Dec-05	2,734,957.12	1,035,295.22	3,770,252.34	294,763,668.83	1,035,295.22
19	25-Jan-06	2,710,863.81	1,087,637.00	3,798,500.81	292,052,805.02	1,087,637.00
20	25-Feb-06	2,686,983.26	1,103,034.77	3,790,018.03	289,365,821.76	1,103,034.77
21	25-Mar-06	2,663,220.87	1,007,603.94	3,670,824.81	286,702,600.90	1,007,603.94
22	25-Apr-06	2,639,761.12	1,127,513.73	3,767,274.84	284,062,839.78	1,127,513.73
23	25-May-06	2,616,475.23	1,103,584.13	3,720,059.36	281,446,364.55	1,103,584.13
24	25-Jun-06	2,593,429.24	1,145,619.61	3,739,048.85	278,852,935.31	1,145,619.61
25	25-Jul-06	2,570,627.26	1,028,967.33	3,599,594.59	276,282,308.04	1,028,967.33
26	25-Aug-06	2,547,970.53	1,094,860.74	3,642,831.27	273,734,337.51	1,094,860.74
27	25-Sep-06	2,525,519.99	1,111,635.14	3,637,155.13	271,208,817.52	1,111,635.14
28	25-Oct-06	2,503,267.22	1,090,711.46	3,593,978.68	268,705,550.31	1,090,711.46
29	25-Nov-06	2,481,169.62	1,140,498.32	3,621,667.93	266,224,380.69	1,140,498.32
30	25-Dec-06	2,459,308.42	1,114,814.59	3,574,123.01	263,765,072.27	1,114,814.59
31	25-Jan-07	2,437,640.09	1,161,320.98	3,598,961.07	261,327,432.18	1,161,320.98
32	25-Feb-07	2,416,163.08	1,168,140.88	3,584,303.96	258,911,269.11	1,168,140.88
33	25-Mar-07	2,392,996.92	1,059,033.39	3,452,030.31	256,518,272.19	1,059,033.39
34	25-Apr-07	2,370,136.52	1,173,813.36	3,543,949.88	254,148,135.67	1,173,813.36
35	25-May-07	2,349,271.18	1,134,347.85	3,483,619.03	251,798,864.49	1,134,347.85
36	25-Jun-07	2,328,610.85	1,167,612.32	3,496,223.17	249,470,253.63	1,167,612.32
37	25-Jul-07	2,308,133.16	1,121,992.47	3,430,125.63	247,162,120.47	1,121,992.47
38	25-Aug-07	2,287,834.89	1,151,219.37	3,439,054.26	244,874,285.58	1,151,219.37
39	25-Sep-07	2,267,713.73	1,144,780.48	3,412,494.21	242,606,571.85	1,144,780.48
40	25-Oct-07	2,247,765.96	1,102,040.35	3,349,806.32	240,358,805.88	1,102,040.35
41	25-Nov-07	2,227,985.82	1,132,777.67	3,360,763.49	238,130,820.07	1,132,777.67
42	25-Dec-07	2,208,388.75	1,091,036.04	3,299,424.80	235,922,431.31	1,091,036.04
43	25-Jan-08	235,922,431.31	1,122,230.58	237,044,661.89	0	1,122,230.58

Period	Date	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall
Total		0		291,784.32
0	30-Jun-04	0	0	0
1	25-Jul-04	0	0	0
2	25-Aug-04	0	0	0
3	25-Sep-04	0	0	0
4	25-Oct-04	0	0	0
5	25-Nov-04	0	0	0
6	25-Dec-04	0	0	0
7	25-Jan-05	0	0	0
8	25-Feb-05	0	0	0
9	25-Mar-05	0	0	0
10	25-Apr-05	0	0	0
11	25-May-05	0	0	0
12	25-Jun-05	0	0	0
13	25-Jul-05	0	0	0
14	25-Aug-05	0	0	0
15	25-Sep-05	0	0	0
16	25-Oct-05	0	0	0
17	25-Nov-05	0	0	0
18	25-Dec-05	0	0	0
19	25-Jan-06	0	0	0
20	25-Feb-06	0	0	0
21	25-Mar-06	0	0	0
22	25-Apr-06	0	0	0
23	25-May-06	0	0	0
24	25-Jun-06	0	0	18,788.44
25	25-Jul-06	0	0	0
26	25-Aug-06	0	0	0
27	25-Sep-06	0	0	15,893.83
28	25-Oct-06	0	0	0
29	25-Nov-06	0	0	46,311.82
30	25-Dec-06	0	0	28,683.53
31	25-Jan-07	0	0	83,362.01
32	25-Feb-07	0	0	98,508.02
33	25-Mar-07	0	0	0
34	25-Apr-07	0	0	0
35	25-May-07	0	0	0
36	25-Jun-07	0	0	0
37	25-Jul-07	0	0	0
38	25-Aug-07	0	0	0
39	25-Sep-07	0	0	0
40	25-Oct-07	0	0	0
41	25-Nov-07	0	0	0
42	25-Dec-07	0	0	0
43	25-Jan-08	0	0	236.67

RBS Greenwich Capital

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

Period	Date	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total			291,784.32		
0	30-Jun-04	0	0	0	0
1	25-Jul-04	0	0	1.614	1.614
2	25-Aug-04	0	0	1.641	1.641
3	25-Sep-04	0	0	1.863	1.863
4	25-Oct-04	0	0	2.217	2.217
5	25-Nov-04	0	0	2.314	2.314
6	25-Dec-04	0	0	2.463	2.463
7	25-Jan-05	0	0	2.651	2.651
8	25-Feb-05	0	0	2.846	2.846
9	25-Mar-05	0	0	3.022	3.022
10	25-Apr-05	0	0	3.179	3.179
11	25-May-05	0	0	3.329	3.329
12	25-Jun-05	0	0	3.474	3.474
13	25-Jul-05	0	0	3.614	3.614
14	25-Aug-05	0	0	3.751	3.751
15	25-Sep-05	0	0	3.874	3.874
16	25-Oct-05	0	0	3.979	3.979
17	25-Nov-05	0	0	4.076	4.076
18	25-Dec-05	0	0	4.176	4.176
19	25-Jan-06	0	0	4.285	4.285
20	25-Feb-06	0	0	4.386	4.386
21	25-Mar-06	0	0	4.477	4.477
22	25-Apr-06	0	0	4.567	4.567
23	25-May-06	0	0	4.662	4.662
24	25-Jun-06	0	18,788.44	4.727	4.727
25	25-Jul-06	0	0	4.428	4.428
26	25-Aug-06	0	0	4.602	4.602
27	25-Sep-06	0	15,893.83	4.716	4.716
28	25-Oct-06	0	0	4.826	4.826
29	25-Nov-06	0	46,311.82	4.929	4.929
30	25-Dec-06	0	28,683.53	5.025	5.025
31	25-Jan-07	0	83,362.01	5.113	5.113
32	25-Feb-07	0	98,508.02	5.191	5.191
33	25-Mar-07	0	0	5.259	5.259
34	25-Apr-07	0	0	5.314	5.314
35	25-May-07	0	0	5.356	5.356
36	25-Jun-07	0	0	5.385	5.385
37	25-Jul-07	0	0	5.397	5.397
38	25-Aug-07	0	0	5.409	5.409
39	25-Sep-07	0	0	5.429	5.429
40	25-Oct-07	0	0	5.451	5.451
41	25-Nov-07	0	0	5.473	5.473
42	25-Dec-07	0	0	5.498	5.498
43	25-Jan-08	0	236.67	5.524	5.524

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

RBS Greenwich Capital

THORNBURG MORTGAGE SECURITIES TRUST 2004-2 - AAA Available Funds Cap

Assumptions
8 CPR
To Mandatory Auction Call
LIBOR_1MO=20 LIBOR_6MO=20 LIBOR_1YR=20 CMT_1YR=20

Period	Date	Effective Coupon
0	30-Jun-04	
1	25-Jul-04	NA
2	25-Aug-04	11.5
3	25-Sep-04	11.5
4	25-Oct-04	11.5
5	25-Nov-04	11.5
6	25-Dec-04	11.5
7	25-Jan-05	11.5
8	25-Feb-05	11.5
9	25-Mar-05	11.5
10	25-Apr-05	11.5
11	25-May-05	11.5
12	25-Jun-05	11.5
13	25-Jul-05	11.5
14	25-Aug-05	11.5
15	25-Sep-05	11.5
16	25-Oct-05	11.5
17	25-Nov-05	11.5
18	25-Dec-05	11.5
19	25-Jan-06	11.5
20	25-Feb-06	11.5
21	25-Mar-06	11.5
22	25-Apr-06	11.5
23	25-May-06	11.5
24	25-Jun-06	11.5
25	25-Jul-06	11.5
26	25-Aug-06	11.5
27	25-Sep-06	11.5
28	25-Oct-06	11.5
29	25-Nov-06	11.5
30	25-Dec-06	11.5
31	25-Jan-07	11.5
32	25-Feb-07	11.5
33	25-Mar-07	11.5
34	25-Apr-07	11.5
35	25-May-07	11.5
36	25-Jun-07	11.5
37	25-Jul-07	11.5
38	25-Aug-07	11.5
39	25-Sep-07	11.5
40	25-Oct-07	11.5
41	25-Nov-07	11.5
42	25-Dec-07	11.5
43	25-Jan-08	11.5
44	25-Feb-08	11.5
45	25-Mar-08	11.5
46	25-Apr-08	11.5
47	25-May-08	11.5